SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2012

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Exhibits

Exhibit No.	Description

EX-101.INS	XBRL Taxonomy Instance Document

EX-101.SCH	XBRL Taxonomy Extension Schema Document

EX-101.CAL	XBRL Taxonomy Calculation Linkbase Document

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

EX-101.LAB	XBRL Taxonomy Label Linkbase Document

EX-101.PRE	XBRL Taxonomy Presentation Linkbase Document

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise indicated or the context otherwise requires, all references to the “Company,” “we,” “our” and “Teva” refer to Teva Pharmaceutical Industries Limited and its subsidiaries and references to “revenue” refer to “net revenue”. References to “U.S. dollars,” “U.S. $” and “$” are to the lawful currency of the United States of America, and references to “NIS” are to new Israeli shekels. Market share data is based on information provided by IMS Health Inc., a leading provider of market research to the pharmaceutical industry (“IMS”), unless otherwise stated. References to “ROW” are to Rest of the World markets. References to “P&G” are to The Procter & Gamble Company and references to “PGT” are to PGT Healthcare, the joint venture we formed with P&G.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in millions, except share and per share data)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Net revenues	$4,994	$4,212	$10,096	$8,292
Cost of sales	2,337	2,012	4,830	3,904

Gross profit	2,657	2,200	5,266	4,388
Research and development expenses – net	298	243	590	482
Selling and marketing expenses	981	804	1,909	1,636
General and administrative expenses	316	284	628	505
Legal settlements, acquisition, restructuring and other expenses and impairment	55	272	204	301

Operating income	1,007	597	1,935	1,464
Financial expenses (income) – net	97	(20)	167	18

Income before income taxes	910	617	1,768	1,446
Provision for income taxes	39	27	30	76
Share in losses of associated companies – net	12	10	24	25

Net income	859	580	1,714	1,345
Net income (loss) attributable to non-controlling interests	(4)	4	(8)	8

Net income attributable to Teva	$863	$576	$1,722	$1,337

Earnings per share attributable to Teva:
Basic	$0.99	$0.65	$1.97	$1.49

Diluted	$0.99	$0.64	$1.96	$1.49

Weighted average number of shares (in millions):
Basic	871	892	876	895

Diluted	873	896	878	899

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in millions; unaudited)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Net income	$859	$580	$1,714	$1,345
Other comprehensive income (loss), net of tax:
Currency translation adjustment	(847)	339	(75)	1,282
Unrealized gain (loss) on derivative financial instruments	108	(22)	40	(53)
Unrealized loss from available-for-sale securities	(75)	(20)	(45)	(21)
Other	(15)	(1)	(15)	(1)

Total comprehensive income	30	876	1,619	2,552
Comprehensive loss (income) attributable to the non-controlling interests	7	(5)	8	(9)

Comprehensive income attributable to Teva	$37	$871	$1,627	$2,543

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	June 30, 2012	December 31, 2011
	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	$1,188	$1,096
Accounts receivable	5,430	6,213
Inventories	5,293	5,012
Deferred taxes and other current assets	2,314	2,132

Total current assets	14,225	14,453
Long-term investments and receivables	1,115	991
Deferred taxes, deferred charges and other assets	112	142
Property, plant and equipment, net	6,082	5,947
Identifiable intangible assets, net	8,978	10,316
Goodwill	18,369	18,293

Total assets	$48,881	$50,142

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current maturities of long term liabilities	$889	$3,749
Convertible senior debentures – short term	531	531
Sales reserves and allowances	4,603	4,428
Accounts payable and accruals	3,022	3,572
Other current liabilities	960	1,396

Total current liabilities	10,005	13,676
Long-term liabilities:
Deferred income taxes	2,041	2,610
Other taxes and long term payables	1,317	1,277
Senior notes and loans	12,625	10,236

Total long term liabilities	15,983	14,123

Contingencies, see note 13
Total liabilities	25,988	27,799

Equity:
Teva shareholders’ equity:
Ordinary shares of NIS 0.10 par value per share; June 30, 2012 and December 31, 2011: authorized 2,500 million shares; issued 943 million shares and 942 million shares, respectively	50	50
Additional paid-in capital	13,432	13,374
Retained earnings	12,542	11,284
Accumulated other comprehensive loss	(684)	(589)
Treasury shares as of June 30, 2012 and December 31, 2011 – 75 million ordinary shares and 59 million ordinary shares, respectively	(2,589)	(1,924)

	22,751	22,195

Non-controlling interests	142	148

Total equity	22,893	22,343

Total liabilities and equity	$48,881	$50,142

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

(Unaudited)

	Six months ended June 30,
	2012	2011
Operating activities:
Net income	$1,714	$1,345
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	903	490
Net change in working capital items	(345)	590
Deferred income taxes – net and uncertain tax positions	(311)	(174)
Long-term receivables	(111)	(2)
Impairment of long lived assets	95	14
Stock-based compensation	41	47
Loss (gain) from sale of long lived assets and investments	6	(64)
Other non-cash items	(45)	(22)

Net cash provided by operating activities	1,947	2,224

Investing activities:
Purchases of property, plant and equipment	(528)	(460)
Proceeds from sales of long lived assets and investments	133	141
Purchases of investments and other assets	(25)	(117)
Acquisitions of subsidiaries, net of cash acquired	—	(446)
Other investing activities	(56)	(34)

Net cash used in investing activities	(476)	(916)

Financing activities:
Net change in short-term credit	(2,207)	(511)
Proceeds from senior notes, net of issuance costs of $6 million and $2 million in the six months ended June 30, 2012 and 2011, respectively	1,798	748
Proceeds from long-term loans and other long-term liabilities	1,241	1
Repayment of loans and other long-term liabilities	(1,154)	(12)
Purchases of treasury shares	(667)	(495)
Dividends paid	(404)	(406)
Proceeds from exercise of options by employees	19	31
Redemption of convertible debentures	—	(814)
Other financing activities	—	4

Net cash used in financing activities	(1,374)	(1,454)

Translation adjustment on cash and cash equivalents	(5)	37

Net change in cash and cash equivalents	92	(109)
Balance of cash and cash equivalents at beginning of period	1,096	1,248

Balance of cash and cash equivalents at end of period	$1,188	$1,139

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements

(Unaudited)

NOTE 1 – Basis of presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements. In the opinion of management, the financial statements reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial position and results of operations of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”). These consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2011, as filed with the Securities and Exchange Commission. The results of operations for the six months ended June 30, 2012 are not necessarily indicative of results that could be expected for the entire fiscal year.

NOTE 2 – Certain transactions:

Cephalon acquisition

On October 14, 2011, Teva acquired Cephalon, Inc. (“Cephalon”) for total cash consideration of $6.5 billion. Cephalon is a global biopharmaceutical company with a marketed portfolio and a pipeline of branded products. The acquisition diversified Teva’s branded portfolio and enhanced Teva’s late-stage innovative pipeline.

The acquisition was financed by borrowing under credit facilities and by the issuance of a long term debt.

Cephalon’s results of operations and balance sheet were included in Teva’s consolidated reports commencing October 2011.

At the closing, Cephalon had contingent consideration liabilities related to future milestone payments due to several acquisitions in an aggregate fair value amount of $171 million.

The table below summarizes the estimates of the fair value of assets acquired and liabilities assumed and resulting goodwill as of the acquisition date. These estimates are subject to revision, which may result in adjustments to the values presented below, when the appraisals are finalized.

The primary areas of the preliminary purchase price allocation that are not yet finalized relate to the fair values of intangible assets acquired and liabilities assumed, income taxes and resulting goodwill. We expect to obtain information to assist us in determining the fair value of the net assets acquired at the acquisition date during the measurement period.

The appraisals of the fair value of assets acquired and liabilities assumed and resulting goodwill are anticipated to be finalized no later than October 2012.

U.S. $ in millions
Current assets	$2,851
Investment and non-current assets	505
Property, plant and equipment	361
Identifiable intangible assets:
Existing product rights and trade name	2,564
Research and development in-process	1,296
Goodwill	3,160

Total assets acquired	10,737

Current liabilities	780
Short term debt	2,082
Long-term liabilities, including deferred taxes	1,114
Contingent consideration	171

Total liabilities assumed	4,147

Non controlling interest	79

Net assets acquired	$6,511

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

The adjustments for identifiable intangible assets during the measurement period reflect changes in the estimated fair value of certain acquired intangibles, principally in-process research and developed assets, primarily to better reflect market participant assumptions about facts and circumstances existing as of the acquisition date. The adjustments did not result from intervening events subsequent to the acquisition date.

The adjustments during the measurement period did not have a significant impact on Teva’s consolidated statements of income, balance sheets or cash flows and, therefore, we have not retrospectively adjusted our financial statements.

NOTE 3 – Issuance of senior notes and term loan:

In March 2012, Teva entered into a ¥100.5 billion senior unsecured fixed rate term loan credit agreement for 5 and 7 years with interest rates of 0.99% and 1.42%, respectively. In April 2012, Teva drew down the entire amount available under the facility ($1.2 billion) and repaid the borrowings used to finance the acquisition of Taiyo (approximately $1 billion).

In April 2012, finance subsidiaries of the Company issued an aggregate of 1 billion euro and 450 million CHF principal amounts of senior notes as described in the table below. All such notes are guaranteed by Teva.

Issuer	Annual interest rate	Principal amount issued	Due
	%	(U.S. $ in millions)

Teva Pharmaceutical Finance IV B.V.	2.875	$1,316	April 2019

Teva Pharmaceutical Finance V B.V.	1.5	$493	October 2018

NOTE 4 – Inventories:

Inventories consisted of the following:

	June 30, 2012	December 31, 2011
	U.S. $ in millions
	Unaudited	Audited
Finished products	$2,619	$2,502
Raw and packaging materials	1,781	1,589
Products in process	744	781
Materials in transit and payments on account	149	140

	$5,293	$5,012

NOTE 5 – Earnings per share:

Basic earnings per share is computed by dividing net income attributable to Teva by the weighted average number of ordinary shares outstanding during the period, net of treasury shares.

In computing diluted earnings per share for the three and six months ended June 30, 2012 and 2011, respectively, basic earnings per share was adjusted to take into account the potential dilution that could occur upon: (i) the exercise of options and non-vested restricted stock units (“RSUs”) granted under employee stock compensation plans and one series of convertible senior debentures, using the treasury stock method; and (ii) the conversion of the remaining convertible senior debentures using the “if-converted” method, by adding to net income interest expense on the debentures and amortization of issuance costs, net of tax benefits, and by adding the weighted average number of shares issuable upon assumed conversion of the debentures.

In computing diluted earnings per share for the six months ended June 30, 2011, no account was taken of the potential dilution of the 1.75% convertible senior debentures due 2026, amounting to 1 million weighted average shares, since they had an anti-dilutive effect on earnings per share.

Add back for the three and six months ended June 30, 2012 and 2011 was less than $0.5 million.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

NOTE 6 – Revenue recognition:

The Company recognizes revenues from product sales, including sales to distributors when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable and collectability is reasonably assured. This generally occurs when products are shipped and title and risk and rewards for the products are transferred to the customer.

Revenues from product sales are recorded net of provisions for estimated chargebacks, rebates, returns, cash discounts and other deductions, such as shelf stock adjustments, which can be reasonably estimated. When sales provisions are not considered reasonably estimable by Teva, the revenue is deferred to a future period when more information is available to evaluate the impact.

Provisions for chargebacks, rebates including Medicaid and other governmental program discounts, including those required by the U.S. health care reform, rebates and other promotional items, such as shelf stock adjustments, are included in “sales reserves and allowances” under “current liabilities”. These provisions are recognized concurrently with the sales of products. Provisions for doubtful debts and prompt payment discounts are netted against “accounts receivable.”

Calculations for these deductions from sales are based on historical experience and the specific terms in the individual agreements. Chargebacks and rebates are the largest components of sales reserves and allowances. Provisions for estimating chargebacks are determined using historical chargeback experience, or expected chargeback levels and wholesaler sales information for new products, which are compared to externally obtained distribution channel reports for reasonableness. Rebates are recognized based on contractual obligations in place at the time of sales with consideration given to relevant factors that may affect the payment as well as historical experience for estimated market activity. Shelf-stock adjustments are granted to customers based on the existing inventory of a customer following decreases in the invoice or contract price of the related product and are estimated based on expected market performance. Teva records a reserve for estimated sales returns by applying historical experience of customer returns to the amounts invoiced and the amount of returned products to be destroyed versus products that can be placed back in inventory for resale.

Revenue resulting from the achievement of milestone events stipulated in the agreements is recognized when the milestone is achieved. Milestones are based upon the occurrence of a substantive element specified in the contract or as a measure of substantive progress towards completion under the contract.

Revenues and other arrangements from licensees, sales of licensed products and technology, are recorded in accordance with the contract terms, when third-party sales can be reliably measured and collection of the funds is reasonably assured.

Sales reserves and allowances consisted of the following:

	June 30, 2012	December 31, 2011
	U.S. $ in millions
Rebates	$2,676	$2,752
Chargebacks	1,302	1,052
Returns	505	510
Other	120	114

	$4,603	$4,428

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

NOTE 7 – Equity:

Share repurchase program

In December 2010, Teva’s board of directors authorized the Company to repurchase up to an aggregate of $1 billion of its ordinary shares/ADSs over a period of 12 months.

In December 2011, Teva’s board of directors authorized the Company to repurchase up to an aggregate of $3 billion of its ordinary shares/ADSs. This repurchase authorization has no time limit.

The following table summarizes the shares which were repurchased and the amount Teva spent on these repurchases:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	(in millions)

Amount spent on shares repurchased	$134	$95	$667	$495

Number of shares repurchased	3.5	2.0	15.4	9.9

NOTE 8 – Entity-wide disclosure:

Revenues by geographic area were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
	U.S. $ in millions
United States:
Generic	$1,054	$908	$2,273	$1,852
Branded	1,365	1,009	2,862	1,944
Others	45	1	81	4

Total United States	2,464	1,918	5,216	3,800
Europe*:
Generic	884	999	1,659	1,911
Branded	402	275	767	530
Others	187	204	363	381

Total Europe	1,473	1,478	2,789	2,822
Rest of the World:
Generic	676	497	1,299	976
Branded	182	140	394	301
Others	199	179	398	393

Total Rest of the World	1,057	816	2,091	1,670

Total revenues	$4,994	$4,212	$10,096	$8,292

*	All members of the European Union as well as Switzerland and Norway.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

NOTE 9 – Fair value measurement:

The Company measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

Financial items carried at fair value as of June 30, 2012 and December 31, 2011 are classified in the tables below in one of the three categories described above:

	June 30, 2012
	U.S. $ in millions
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Money markets	$105	$—	$—	$105
Cash deposits and other	1,083	—	—	1,083
Marketable securities*:
Auction rate securities	—	—	28	28
Collateral debt obligations	4	—	1	5
Equity securities	431	—	—	431
Structured investment vehicles	—	97	—	97
Other	7	—	—	7
Derivatives **:
Liabilities derivatives – mainly options and forward contracts	—	(44)	—	(44)
Interest rate and cross-currency swaps (liabilities)	—	32)	—	(32)
Asset derivatives – mainly options and forward contracts	—	30	—	30
Interest rate and cross-currency swaps (assets)	—	49	—	49
Contingent consideration in connection with Cephalon acquisition	—	—	(176)	(176)

Total	$1,630	$100	$(147)	$1,583

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

	December 31, 2011
	U.S. $ in millions
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Money markets	$73	$—	$—	$73
Cash deposits and other	1,023	—	—	1,023
Marketable securities*:
Auction rate securities	—	—	31	31
Collateral debt obligations	4	—	1	5
Equity securities	505	—	—	505
Structured investment vehicles	—	91	—	91
Other – mainly debt securities	20	—	—	20
Derivatives **:
Liabilities derivatives – mainly options and forward contracts	—	(57)	—	(57)
Interest rate and cross-currency swaps (liabilities)	—	(53)	—	(53)
Assets derivatives – mainly options and forward contracts	—	17	—	17
Interest rate and cross-currency swaps (assets)	—	25	—	25
Contingent consideration in connection with Cephalon acquisition	—	—	(171)	(171)

Total	$1,625	$23	$(139)	$1,509

*	Marketable securities consist mainly of debt securities classified as available-for-sale and are recorded at fair value. The fair value of quoted securities is based on current market value (Level 1 input) or observable prices (Level 2 input). When securities do not have an active market or observable prices, fair value is determined using a valuation model (Level 3 input). This model is based on reference to other instruments with similar characteristics, or a discounted cash flow analysis, or other pricing models making use of market inputs and relying as little as possible on entity-specific inputs.
**	Derivatives primarily represent foreign currency and option contracts, interest rate and cross-currency swaps which are valued primarily based on observable inputs including interest rate curves and both forward and spot prices for currencies.

Changes in fair value of available for sale securities, net of taxes, are reflected in other comprehensive loss. Unrealized losses considered to be temporary are reflected in other comprehensive loss; unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge.

At June 30, 2012 and December 31, 2011, the remaining credit loss was $5 million and $164 million, respectively.

The following table summarizes the activity for those assets and liabilities where fair value measurements are estimated utilizing Level 3 inputs:

	June 30, 2012	December 31, 2011
	U.S. $ in millions
Carrying value at the beginning of the period	$(139)	$78
Amount realized	(6)	(61)
Contingent consideration in connection with Cephalon acquisition	(5)	(171)
Net change to fair value:
Included in earnings – financial expenses (income) – net	3	22
Included in accumulated other comprehensive loss	—	(7)

Carrying value at the end of the period	$(147)	$(139)

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

Cephalon had contingent consideration liabilities related to future milestone payments due to the acquisition of Gemin X Pharmaceuticals, Inc. in April 2011, the acquisition of Ception Therapeutics, Inc. in February 2010, the acquisition of BioAssets Development Corporation in November 2009, and the inclusion of Alba Therapeutics Corporation in February 2011.

We determined the fair value of the liability for the contingent consideration based on a probability weighted discounted cash flow analysis. This fair value measurement is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. The fair value of the contingent consideration liability associated with future milestone payments was based on several factors, including:

•	Cash flows projected from the success of unapproved product candidates in the U.S. and Europe;

•	Probability of success for product candidates including risks associated with uncertainty, achievement and payment of milestone events;

•	Time and resources needed to complete the development and approval of product candidates;

•	Life of the potential commercialized products and associated risks of obtaining regulatory approvals in the U.S. and Europe; and

•	Risk adjusted discount rate for fair value measurement.

The contingent consideration payments have been recorded as a liability, and their fair value will be evaluated quarterly or more frequently if circumstances dictate. Changes in the fair value of contingent consideration will be recorded in earnings.

Significant changes in unobservable inputs, mainly the probability of success and cash flows projected, could result in material changes to the contingent consideration liability.

Financial Instruments Not Measured at Fair Value

Teva’s financial instruments consist mainly of cash and cash equivalents, marketable securities, current and non-current receivables, short-term credit, accounts payable and accruals, long-term loans and other long-term senior notes and loans, convertible senior debentures and derivatives.

The fair value of the financial instruments included in working capital and non-current receivables approximates their carrying value. The fair value of long-term bank loans mostly approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

The fair value of the financial instruments that are measured on a basis other than fair value are presented in the below table:

	Estimated fair value*
	June 30, 2012	December 31, 2011
	U.S. $ in millions
Senior notes included under long term liabilities	$(10,430)	$(8,662)
Senior notes and convertible senior debentures included under short term liabilities	(755)	(1,555)

Carrying value at the end of the period	$(11,185)	$(10,217)

*	The fair value was estimated based on quoted market prices, where available.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

NOTE 10 – Derivative instruments and hedging activities:

a. Interest rate and cross-currency swaps

During the second quarter of 2010, the Company entered into swap agreements with respect to its $1 billion principal amount of 3.00% Senior Notes due 2015. The purpose of these interest rate and cross-currency swap agreements was to convert the notes’ denomination from dollars to Euros. As a result of these agreements, Teva pays a fixed rate of 2.36% on the euro principal amount, as compared to the stated 3.00% fixed rate on the dollar principal amount.

During the first quarter of 2011, the Company entered into swap agreements with respect to its $250 million principal amount of 1.70% Senior Notes due 2014. The purpose of these interest rate swap agreements was to change the interest rate from fixed to floating rate. As a result of these agreements, Teva is currently paying an effective interest rate of three months LIBOR plus an average 0.39% on the $250 million principal amount, as compared to the stated 1.70% fixed rate.

During the fourth quarter of 2011, the Company entered into swap agreements with respect to its $1.1 billion principal amount of three month LIBOR plus 0.9% Senior Notes due 2013. The purpose of these interest rate swap agreements was to change the interest rate from floating to fixed rate. As a result of these agreements, Teva is currently paying an effective interest rate of 1.61% on the $1.1 billion principal amount, as compared to the stated three months LIBOR plus an average 0.9% rate.

During the fourth quarter of 2011, the Company entered into swap agreements with respect to its $875 million principal amount of 3.65% Senior Notes due 2021. The purpose of these interest rate and cross-currency swap agreements was to convert the notes’ denomination from dollars to Euros. As a result of these agreements, Teva pays a fixed rate of 3.85% on the euro principal amount, as compared to the stated 3.65% fixed rate on the dollar principal amount.

During the first quarter of 2012, Teva entered into short term cash flow hedge transactions to reduce the exposure resulting mainly from payroll costs denominated in new Israeli shekels.

During the first quarter of 2012, Teva entered into short term cash flow hedge transactions to help protect Teva’s European subsidiaries from anticipated sales exposure resulting from the fluctuation of the U.S. dollar against the Euro.

The above transactions were accounted for by Teva as hedge accounting.

b. Derivative instrument disclosure

The fair value of derivative instruments consists of:

	Reported under	June 30, 2012	December 31, 2011
		U.S. $ in millions
Asset derivatives, comprising interest rate and cross-currency swap agreements, designated as hedging instruments	Long-term investments and receivables	$49	$25

Asset derivatives, comprising primarily foreign exchange contracts, not designated as hedging instruments	Deferred taxes and other current assets	30	17

Liability derivatives, comprising interest rate and cross currency swap agreements, designated as hedging instruments	Senior notes and loans	32	53

Liability derivatives, comprising primarily foreign exchange contracts, not designated as hedging instruments	Accounts payable	44	57

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements – (Continued)

(Unaudited)

Derivatives on foreign exchange contracts hedge Teva’s balance sheet items from currency exposure but are not designated as hedging instruments for accounting purposes. With respect to such derivatives, losses of $5 million and gains of $121 million were recognized under financial (income) expenses-net for the six months ended June 30, 2012 and 2011, respectively, and losses of $19 million and gains of $71 million were recognized under financial (income) expenses -net for the three months ended June 30, 2012 and 2011, respectively. Such gains offset the revaluation of the balance sheet items also booked under financial (income) expenses — net.

With respect to the interest rate and cross-currency swap agreements, gains of $10 million were recognized under financial (income) expenses — net for each of the six months ended June 30, 2012 and 2011, and gains of $5 million were recognized under financial (income) expenses — net for each of the three months ended June 30, 2012 and 2011. Such gains mainly reflect the differences between the fixed interest rate and the floating interest rate.

NOTE 11 – Recently adopted and issued accounting pronouncements:

In December 2011, the Financial Accounting Standard Board (“FASB”) issued an accounting standard update which requires additional disclosures about the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. Teva believes that the adoption will not have a material impact on Teva’s consolidated financial statements.

In September 2011, the FASB amended the guidance for goodwill impairment testing. The amendment provides entities testing goodwill for impairment the option of performing a qualitative assessment before calculating the fair value of the reporting unit. If, on the basis of qualitative factors, it is not more likely than not that the fair value of the reporting unit is less than the carrying amount, further testing of goodwill for impairment would not be required. The amendment also removes the carry forward option of the reporting unit fair value from one year to the next. The amendment is effective for annual and interim goodwill impairment tests performed in fiscal years beginning after December 15, 2011. The adoption did not have a significant impact on its consolidated financial statements.

In June 2011, the FASB amended its comprehensive income presentation guidance. The amendment requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. The guidance is effective for interim and annual periods beginning after December 15, 2011.

In May 2011, the FASB amended its fair value measurements and disclosures guidance. The amendment clarifies the existing guidance and adds new disclosure requirements. The guidance is effective for interim and annual periods beginning after December 15, 2011. The adoption did not have a material impact on Teva’s consolidated financial statements.

NOTE 12 – Legal settlements, acquisition, restructuring and other expenses and impairment:

Legal settlements, acquisition, restructuring and other expenses and impairment consisted of the following:

	Three months ended June 30,		Six months ended June 30,
	U.S. $ in millions
	2012	2011	2012	2011
Restructuring, acquisition and other expenses	$48	$48	$91	$70
Impairment of long-lived assets	8	3	95	14
Legal settlements and reserves	(1)	221	18	217

Total	$55	$272	$204	$301

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NOTE 13 – Contingencies:

General

From time to time, Teva and its subsidiaries are subject to claims for damages and/or equitable relief arising in the ordinary course of business. In addition, as described below, in large part as a result of the nature of its business, Teva is frequently subject to patent litigation. Teva believes that it has meritorious defenses to all actions brought against it and vigorously pursues the defense or settlement of each such action. Except as described below, Teva does not currently have a reasonable basis to estimate the loss, or range of loss, that is reasonably possible with respect to such actions.

Teva records a provision in its financial statements to the extent that it concludes that a contingent liability is probable and the amount thereof is estimable. Based upon the status of these cases, management’s assessment of the likelihood of damages, the potential exposure involved relative to insurance coverage (if any) and the advice of counsel, no provisions have been made except as noted below. Because litigation outcomes and contingencies are unpredictable, and because excessive verdicts can occur, these assessments involve complex judgments about future events and can rely heavily on estimates and assumptions.

Based on currently available information, Teva believes that none of the proceedings brought against it described below is likely to have a material adverse effect on its financial condition. However, if one or more of such proceedings were to result in final judgments against Teva, such judgments could be material to its results of operations and cash flow in a given period. In addition, Teva may incur significant legal and related expenses in the course of defending its positions even if the facts and circumstances of a particular litigation do not give rise to a provision in the financial statements.

From time to time, Teva seeks to develop generic versions of patent-protected pharmaceuticals for sale prior to patent expiration in various territories. In the United States, to obtain approval for most generics prior to the expiration of the originator’s patent(s), Teva must challenge the patent(s) under the procedures set forth in the Hatch-Waxman Act of 1984, as amended. To the extent that Teva seeks to utilize such patent challenge procedures, Teva is and expects to be involved in patent litigation regarding the validity, enforceability or infringement of the originator’s patent(s). Teva may also be involved in patent litigation involving the extent to which alternate manufacturing process techniques may infringe originator or third-party process patents. Although the laws concerning generic pharmaceuticals, as well as patent laws, are different in countries other than the United States where Teva does business, from time to time Teva is also involved in litigation regarding corresponding patents in those countries.

Additionally, depending upon a complex analysis of a variety of legal and commercial factors, Teva may, in certain circumstances, elect to market a generic version even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent Teva elects to proceed in this manner, it could face substantial liability for patent infringement if the final court decision is adverse to Teva. In the event of a finding of willful infringement, the damages may be up to three times the profits lost by the patent owner, although courts have typically awarded much lower multiples. Although Teva currently has insurance coverage for certain products and types of damages for patent infringement, a claim for coverage may be subject to a deductible, involve a co-insurance participation, exceed policy limits or ultimately be found to relate to damages that are not covered by Teva’s policy. Furthermore, insurance for additional products may be difficult to obtain.

If Teva were to be required to pay damages in any patent infringement case, the general rule is that the patentee should be compensated as if the infringement had not occurred. If damages were determined based on a reasonable royalty, the amount would relate to the sales of Teva’s generic version. If damages were determined based on lost profits, the amount would relate to the sales of the branded product. The launch of an authorized generic and other generic competition may be relevant to the damages calculation. In addition, a patentee may seek consequential damages.

Teva’s business inherently exposes it to potential product liability claims. As Teva’s portfolio of available medicines continues to expand, the number of product liability claims asserted against Teva has increased. Teva maintains product liability insurance coverage in amounts and with terms that it believes are reasonable and prudent in light of its business and related risks. However, Teva sells, and will continue to sell, pharmaceuticals that are not covered by insurance; in addition, it may be subject to claims for which insurance coverage is denied as well as claims that exceed its policy limits. Product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain. As a result, Teva may not be able to obtain the type and amount of coverage it desires.

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(Unaudited)

In connection with third-party agreements, Teva may under certain circumstances be required to indemnify, and may be indemnified by, in unspecified amounts, the parties to such agreements against third-party claims.

Except as otherwise noted, all of the litigation matters disclosed below involve claims arising in the United States. All third-party sales figures given below are based on IMS data.

Intellectual Property Matters

In June 2007, Teva Canada commenced sales of its 2.5 mg, 5 mg, 7.5 mg, 10 mg and 15 mg olanzapine tablets, which are the generic versions of Eli Lilly’s Zyprexa®. Zyprexa® had annual sales in Canada of approximately $180 million for the twelve months ended May 2007. Following the launch, Lilly sued Teva Canada for patent infringement. In October 2009, the patent at issue (which expired in April 2011) was held by the Federal Court to be invalid. In July 2010, the Federal Court of Appeal set aside the judgment and sent back two grounds of invalidity for reconsideration. In November 2011, the Federal Court again held the patent to be invalid. Lilly’s appeal of this decision is expected to be heard in September 2012. Were Lilly ultimately to be successful in its allegation of patent infringement, Teva Canada could be required to pay damages related to its sales of olanzapine tablets.

In December 2007, Teva commenced sales of its 20 mg and 40 mg pantoprazole sodium tablets. Pantoprazole sodium tablets are the AB-rated generic versions of Wyeth’s Protonix®, which had annual sales of approximately $2.5 billion for the twelve months ended September 2007. Altana Pharma and Wyeth Pharmaceuticals (collectively, “Wyeth”) had previously sued Teva for patent infringement. In September 2007, the United States District Court for the District of New Jersey denied Wyeth’s motion for a preliminary injunction. In May 2009, the Court of Appeals for the Federal Circuit affirmed the District Court’s denial of the preliminary injunction. Subsequently, a jury trial was held, and in April 2010, the jury returned a verdict finding that the patent was not invalid. In July 2010, the District Court denied Teva’s motion to overturn the verdict. The patent at issue expired in July 2010, and Wyeth was granted pediatric exclusivity, which expired in January 2011. Teva believes that it has substantial grounds for appeal of the District Court’s decision and intends to pursue its appeals vigorously. However, were Wyeth ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to its sales of pantoprazole sodium tablets, which were approximately $1.1 billion for the relevant period.

In January 2012, Wyeth filed confidential expert reports asserting claims for damages and prejudgment interest of approximately $2.1 billion. Wyeth may also assert that Teva is responsible for some or all of the damages allegedly caused by co-defendant Sun Pharmaceutical Industries, Ltd. Teva submitted its expert reports in April 2012, which estimated damages significantly below Wyeth’s assessment. Expert discovery on damages been completed. Although Wyeth’s complaint alleged that defendants’ infringement was willful, its subsequent written discovery responses stated that it did not intend to seek increased damages for willful infringement. Teva vigorously disputes Wyeth’s claims as well as any liability for damages allegedly caused by Sun. Teva also disputes the amount of Wyeth’s alleged damages and will contend that any damages allegedly caused by Teva are substantially less than asserted by Wyeth. On July 13, 2012 the parties filed various summary judgment motions related to damages and patent misuse issues. While an award of damages is reasonably possible, Teva continues to believe that it is not probable that it will be liable for damages in this matter. Following completion of the damages phase of the trial, this matter will be ripe for appeal.

***

Teva’s leading innovative medicine, Copaxone® (glatiramer acetate), which is responsible for a very significant contribution to Teva’s profits and cash flow from operations, faces patent challenges in various jurisdictions, including the United States, the United Kingdom and France. In August 2008, following the submission by Sandoz Inc. and Momenta Pharmaceuticals, Inc. of an ANDA for a generic version of Copaxone®, Teva sued Sandoz, its parent Novartis AG and Momenta in the United States District Court for the Southern District of New York for infringement of four Orange Book patents, which expire on May 21, 2014. An additional five patents are at issue in the litigation, including one process patent that expires on September 1, 2015. This case has been consolidated with a subsequently-filed patent infringement suit against Mylan Laboratories and Natco Pharma Limited. In August 2011, the District Court issued its claim construction opinion, which adopted all relevant interpretations by Teva and rejected all of the interpretations put forth by Sandoz/Momenta and Mylan/Natco (collectively, the “Defendants”). A trial on inequitable conduct took place in June 2011, and a trail on validity and infringement took place in September 2011. On June 22, 2012, the District Court issued

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

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its trial decision, in which it upheld the validity and enforceability of the nine patents at issue and found that Defendants’ purported generic products would infringe all nine patents. As a result of this decision, on July 24, 2012, the District Court enjoined the FDA from granting final approval to the Defendants’ ANDAs prior to May 24, 2014, and enjoined the Defendants from selling their purported generic products until September 1, 2015. Sandoz has filed its notice of appeal, and Mylan still has time to do so.

In April 2012, Teva filed suit in the United States District Court for the Southern District of New York against Synthon Pharmaceuticals following its submission of an ANDA for a generic version of Copaxone®. Although Teva believes that Copaxone® has strong patent protection and that an equivalent generic version would be difficult to develop, if the FDA were to approve one or more generic versions of Copaxone® and Teva’s patents were successfully challenged, or if there were a launch at risk, Teva would face generic competition for Copaxone®, which is likely to affect its results of operations adversely.

Other innovative or branded medicines, including Azilect®, Provigil®, Amrix®, Fentora® and ProAir™, are also subject to patent challenges.

Product Liability Matters

On June 23, 2011, the United States Supreme Court held, in Pliva, Inc. et al. v. Mensing, one of the metoclopramide cases mentioned below, that product liability claims brought under a “failure to warn” theory against generic pharmaceutical manufacturers are preempted by federal law. Teva believes that this decision is likely to reduce its aggregate exposure in currently pending product liability lawsuits, including those described below, although the extent of such reduction is uncertain at this time.

Teva subsidiaries Barr Pharmaceuticals and Duramed have been named as defendants in approximately 6,000 personal injury product liability cases brought against them and other manufacturers by plaintiffs claiming injuries from the use of certain estrogen and progestin products. The cases primarily involve medroxyprogesterone acetate (a progestin that has been prescribed to women receiving estrogen-containing hormone therapy). A much smaller number of cases involves Cenestin® (an estrogen-containing medicine sometimes prescribed to treat symptoms associated with menopause). A high percentage of the plaintiffs were unable to demonstrate actual use of a Barr or Duramed product. To date, Barr and Duramed products have been identified in 423 of those cases. As a result, approximately 5,500 cases have been dismissed, leaving approximately 439 pending, and additional dismissals are possible. The vast majority of the claims are covered by insurance.

Teva and its subsidiaries have been named as defendants in approximately 2,200 product liability lawsuits brought against them and other manufacturers by approximately 5,000 plaintiffs claiming injuries (including allegations of neurological disorders, such as tardive dyskinesia) from the use of metoclopramide (the generic form of Reglan®). Certain of these claims are covered by insurance. For over twenty years, the FDA-approved label for metoclopramide has contained warning language about the risk of tardive dyskinesia, and that the risk of developing this disorder increased with duration of treatment and total cumulative dose. In February 2009, the FDA announced that manufacturers of metoclopramide would be required to revise the label, including the addition of a “black box” warning about the risk of tardive dyskinesia from long-term exposure to metoclopramide. It has not yet been determined how many plaintiffs actually used a Teva product. If the plaintiffs cannot demonstrate that they used a Teva product, Teva expects to be dismissed from at least some of those cases. Approximately one-third of the cases against Teva are part of a mass tort proceeding in the Philadelphia County Court of Common Pleas. All of the cases in the Philadelphia court have been stayed with respect to the generic defendants pending resolution of appeals regarding whether the claims should be dismissed due to federal preemption.

Competition Matters

In April 2006, Teva and its subsidiary Barr Laboratories were named, along with Cephalon, Inc., Mylan Laboratories, Inc., Ranbaxy Laboratories Ltd. and Ranbaxy Pharmaceuticals, Inc., in a class action lawsuit filed in the United States District Court for the Eastern District of Pennsylvania. The case alleges generally that the settlement agreements entered into between the different generic pharmaceutical companies and Cephalon, in their respective patent infringement cases involving finished modafinil products (the generic version of Provigil®), were unlawful because the settlement agreements resulted in the exclusion of generic competition. The case seeks unspecified monetary damages,

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(Unaudited)

attorneys’ fees and costs. The case was brought by King Drug Company of Florence, Inc. on behalf of itself and as a proposed class action on behalf of any other person or entity that purchased Provigil® directly from Cephalon from January 2006 until the alleged unlawful conduct ceases. Similar allegations have been made in a number of additional complaints, including those filed on behalf of proposed classes of direct and indirect purchasers, by an individual indirect purchaser, certain retail chain pharmacies and by Apotex, Inc. The cases seek various forms of injunctive and monetary relief, including treble damages and attorneys’ fees and costs. In February 2008, following an investigation of these matters, the Federal Trade Commission (“FTC”) sued Cephalon, alleging that Cephalon violated Section 5 of the Federal Trade Commission Act, which prohibits unfair or deceptive acts or practices in the marketplace, by unlawfully maintaining a monopoly in the sale of Provigil® and improperly excluding generic competition. In March 2010, the Court denied defendants’ motions to dismiss the federal antitrust claims and some of the related state law claims. In November 2009, another class action lawsuit with essentially the same allegations was initiated by an independent pharmacy in Tennessee. This lawsuit was dismissed in December 2010. In May 2010, another independent pharmacy also filed suit in Ohio with the same allegations. This case has been transferred to the Eastern District of Pennsylvania.

On October 31, 2011, the District Court hearing the antitrust cases described above, as well as patent claims brought by plaintiff Apotex, issued its decision regarding Apotex’s invalidity claims as to Cephalon’s Patent No. RE 37,516, finding the patent to be invalid based on obviousness, among other things, and unenforceable based on inequitable conduct. On March 29, 2012, the District Court ruled that Apotex’s product does not infringe Cephalon’s patent. Cephalon appealed this ruling on May 7, 2012. The District Court stayed proceedings in the antitrust cases (in which discovery had been completed) pending a decision by the United States Court of Appeals for the Third Circuit in the K-Dur antitrust litigation, an unrelated case involving the question of whether a settlement agreement between a brand pharmaceutical company and a generic pharmaceutical company to resolve a patent litigation violated the antitrust laws. On July 16, 2012, Third Circuit issued its decision, finding that the agreement should be analyzed not under a “scope of the patent” test that other Federal Courts of Appeals have applied, but under a “quick look rule of reason” analysis. In doing so, it found that if a brand pharmaceutical company makes a payment to a generic pharmaceutical company under a settlement agreement in order to resolve patent litigation, the agreement is presumptively an unreasonable restraint on trade. Because of the split in the Circuit Courts, it is unclear what effect, if any, this ruling will have on the modafinil antitrust litigation or on other litigations listed herein. The District Court has not yet set a schedule for pretrial or trail proceedings in the antitrust litigation.

In April 2011, the European Commission opened a formal investigation against both Cephalon and Teva to assess whether the 2005 settlement agreement between the parties may have had the object or effect of hindering the entry of generic modafinil. The opening of proceedings indicates that the Commission will investigate the case as a matter of priority, but does not mean that there has been a definitive finding of violation of law.

Barr has been named as a co-defendant with Bayer Corporation, The Rugby Group, Inc. and others in approximately 38 class action complaints filed in state and federal courts by direct and indirect purchasers of ciprofloxacin (Cipro®) from 1997 to the present. The complaints allege that a 1997 Bayer-Barr patent litigation settlement agreement was anti-competitive and violated federal antitrust laws and/or state antitrust and consumer protection laws. In March 2005, the court in the federal multi-district litigation granted summary judgment in Barr’s favor and dismissed all of the federal actions before it. Following unsuccessful appeals and petitions for certiorari that were denied by the United States Supreme Court, the federal actions have effectively ended. In addition, all but three state cases (California, Kansas and Florida) have been dismissed. In the California case, the trial court granted defendants’ summary judgment motions, and the California Court of Appeal affirmed in October 2011. Plaintiffs petitioned for review by the California Supreme Court, which has decided to hear the appeal. The Kansas action is stayed, and the Florida action is in the very early stages, with no hearings or schedule set to date.

In December 2011, three groups of plaintiffs sued Wyeth and Teva for violation of the antitrust laws in connection with entering into a settlement agreement to resolve the underlying patent litigation between the parties involving finished venlafaxine ER (generic Effexor® ER). The cases have been filed by a purported class of direct purchasers, certain chain pharmacies and a purported class of indirect purchasers. Plaintiffs’ claims against Wyeth and Teva are that the settlement agreement unlawfully delayed generic entry. Plaintiffs also have asserted claims against Wyeth alone for fraud on the Patent Office. The cases seek unspecified damages. Teva filed motions to dismiss on April 6, 2012.

In February 2012, two purported classes of direct-purchaser plaintiffs sued GlaxoSmithKline and Teva for violation of the antitrust laws in connection with a settlement agreement to resolve the underlying patent litigation between the parties involving finished lamotrigine (generic Lamictal®). Plaintiffs claim that the settlement agreement unlawfully delayed generic entry. The cases seek unspecified damages.

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(Unaudited)

Teva believes that the agreements at issue in the foregoing matters are valid settlements to patent lawsuits and cannot form the basis of an antitrust claim.

Government Reimbursement Investigations and Drug Pricing Litigation

Together with many other pharmaceutical manufacturers, Teva and/or its subsidiaries in the United States, including Teva Pharmaceuticals USA, Inc. (“Teva USA”), Sicor Inc., IVAX Pharmaceuticals, Inc., and Barr (collectively, the “Teva parties”), were named as defendants in a number of cases in state and federal courts throughout the country that relate generally to drug price reporting by manufacturers. Such price reporting is alleged to have caused governments and others to pay inflated reimbursements for covered drugs. These drug pricing cases, which seek unspecified amounts in money damages, civil penalties, treble damages, punitive damages, attorneys fees, and/or administrative, injunctive, equitable or other relief, are at various stages of litigation.

A number of state attorneys general and others have filed various actions against the Teva parties (either collectively or individually) relating to reimbursements or drug price reporting under Medicaid or other programs. The Teva parties reached settlements in most of these cases, and remain parties only to litigation in Illinois, Missouri, Oklahoma, Utah, and Wisconsin. Settlements in principle were recently finalized in the Kansas, Louisiana, Mississippi, and Utah cases and settlements in principle have been reached in the Missouri and Oklahoma cases. A provision for the cases, including the settlements and settlements in principle, was included in the financial statements

In December 2009, the United States District Court for the District of Massachusetts unsealed a complaint alleging that numerous drug manufacturers, including Teva USA and other subsidiaries, violated the federal False Claims Act in connection with Medicaid reimbursement for certain vitamins, dietary supplements and DESI products that were allegedly ineligible for reimbursement. The Department of Justice declined to join in the matter. The defendants, including Teva USA, filed a motion to dismiss, which has not yet been decided.

Other Government Investigations

In 2008, Cephalon entered into settlement agreements with the U.S. government and various parties and states relating to allegations of off-label promotion of Actiq®, Provigil®, and Gabitril®. In connection with the settlements, Cephalon agreed to plead guilty to one misdemeanor violation of the U.S. Food, Drug, and Cosmetic Act, pay a fine and settlement, and enter into a five-year corporate integrity agreement with the Office of the Inspector General of the Department of Justice. Cephalon continues to defend against putative class action and other complaints regarding its sales and marketing practices with respect to such products. Additionally, Cephalon has received and is responding to subpoenas related to Treanda®, Nuvigil®, Provigil® and Fentora®.

Teva received a subpoena dated July 9, 2012 from the SEC to produce documents with respect to compliance with the Foreign Corrupt Practice Act (“FCPA”) in Latin America. Teva is cooperating with the government. Teva is also conducting a voluntary investigation into certain business practices which may have FCPA implications and has engaged independent counsel to assist in its investigation. These matters are in their early stages and no conclusion can be drawn at this time as to any likely outcomes.

Environmental Matters

Teva’s subsidiaries, including those in the United States and its territories, are parties to a number of proceedings, including some brought pursuant to the Comprehensive Environmental Response, Compensation and Liability Act (commonly known as the Superfund law) or other national, federal, provincial or state and local laws imposing liability for alleged non-compliance with various environmental laws and regulations or for the investigation and remediation of releases of hazardous substances and for natural resource damages. Many of these proceedings seek to require the generators of hazardous wastes disposed of at a third-party owned site, or the party responsible for a release of hazardous substances into the environment that impacted a site, to investigate and clean up the sites or to pay for such activities, including for oversight by governmental authorities, the response costs associated with such oversight and for any related damages to natural resources. Teva and/or certain of its subsidiaries have been made a party to these proceedings, along

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with other potentially responsible parties, as an alleged generator of wastes that were disposed of or treated at third-party waste disposal sites, or as a result of an alleged release from one of Teva and/or its subsidiaries’ (or its predecessors’) facilities or former facilities that may have adversely impacted the environment.

In many of these cases, the government or private litigants allege that the responsible parties are jointly and severally liable for the investigation and cleanup costs. Although the liability among the responsible parties may be joint and several, these proceedings are frequently resolved so that the allocation of cleanup and other costs among the parties reflects the relative contributions of the parties to the site conditions and takes into account other pertinent factors. Teva’s potential liability varies greatly at each of the sites in the proceedings; for some sites the costs of the investigation, cleanup and natural resource damages have not yet been determined, and for others Teva’s allocable share of liability has not been determined. At other sites, Teva has been paying a share of the costs, the amounts of which have not been, and are not expected to be, material. Teva has taken an active role in identifying those costs, to the extent they are identifiable and estimable, which do not include reductions for potential recoveries of cleanup costs from insurers, indemnitors, former site owners or operators or other potentially responsible parties. In addition, civil proceedings relating to alleged federal and state regulatory violations at some of Teva’s facilities may result in the imposition of significant civil penalties, in amounts not currently determinable, the recovery of certain state costs and natural resource damages, and may require that corrective action measures be implemented.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD-LOOKING STATEMENTS

The following discussion and analysis contains forward-looking statements, which express the current beliefs and expectations of management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition from the introduction of competing generic equivalents and due to increased governmental pricing pressures, the effects of competition on sales of our innovative medicines, especially Copaxone® (including competition from innovative orally-administered alternatives as well as from potential generic equivalents), potential liability for sales of generic medicines prior to a final resolution of outstanding patent litigation, including that relating to our generic version of Protonix®, the extent to which we may obtain U.S. market exclusivity for certain of our new generic medicines, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), our ability to achieve expected results through our innovative R&D efforts, dependence on the effectiveness of our patents and other protections for innovative medicines, intense competition in our specialty pharmaceutical businesses, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based medicines, our potential exposure to product liability claims to the extent not covered by insurance, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, adverse effects of political instability and adverse economic conditions, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, the impact of continuing consolidation of our distributors and customers, the difficulty of complying with U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority requirements, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, the termination or expiration of governmental programs or tax benefits, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2011, in this report and in our other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2011. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Introduction

We are a global company that combines a world leading generics business with a specialty pharmaceuticals business, as well as a joint venture focused on over-the-counter (“OTC”) medicines.

The pharmaceutical industry is affected by demographic and socioeconomic trends, such as aging populations and increased demand for effective treatments of diseases, as well as broad economic trends, resulting in a corresponding increase in healthcare costs, governmental budget constraints and enhanced pressure on reimbursement pricing, and resource-constrained spending decisions of healthcare organizations, all of which lead to increased recognition of the importance of providing access to affordable pharmaceuticals. We believe that our balanced business model, which includes generic, branded and OTC medicines (together with other product offerings and services), along with our expansive geographic reach and globally integrated infrastructure which create economies of scale, positions us to take advantage of these trends.

Results of Operations

Comparison of Three Months Ended June 30, 2012 to Three Months Ended June 30, 2011

Highlights

•

Our revenues amounted to $4,994 million, an increase of 19% over the second quarter of 2011, primarily driven by the inclusion of Cephalon’s revenues commencing in October 2011, higher sales of generic medicines in the United States and sales from our Japanese acquisitions, as well as higher sales of Copaxone®. Revenues were negatively impacted by foreign currency fluctuations.

•

Revenues in the United States increased by $546 million, due to higher sales of both branded and generic medicines. Revenues in Europe declined slightly, reflecting the weakening euro and flat sales of generic medicines which were substantially offset by increased sales of branded medicines. Our revenues in our Rest of the World (ROW) markets grew by 30%, driven mainly by our Japanese acquisitions.

•

Global generics revenues reached $2,614 million, an increase of 9% over the second quarter of 2011. Our branded medicines portfolio generated revenues of $1,949 million, an increase of 37% over the second quarter of 2011.

•

Our sales of Copaxone® amounted to $982 million, a 12% increase compared to the second quarter of 2011. This quarter was the first following the completion of the transition of the distribution and marketing rights for Copaxone® from Sanofi to us in February 2012.

•	Provigil® began facing generic competition in March 2012, which resulted in a significant decline in sales.

•	Gross profit amounted to $2,657 million, an increase of 21%, or $457 million, compared to the second quarter of 2011. Gross margins increased from 52.2% to 53.2%.

•	Operating income reached $1,007 million, an increase of 69% compared to the second quarter of 2011. Operating margins increased from 14.2% to 20.2%.

•	Net income attributable to Teva amounted to $863 million, up 50% compared with $576 million in the second quarter of 2011.

•	Cash flow from operating activities amounted to $1,191 million, as compared to $1,324 million in the second quarter of 2011.

•

Exchange rate differences, primarily the decline in value of the euro relative to the U.S. dollar, between the second quarter of 2012 and the comparable quarter of 2011 had a negative impact of approximately $236 million on revenues, a negligible impact on operating income and a negative impact of $847 million on our equity.

•

During the quarter, we borrowed $3.0 billion of long term debt and repaid $3.4 billion of short term debt. The newly raised debt includes a Japanese yen term loan facility, a euro-denominated bond offering and a CHF-denominated bond offering. The majority of the proceeds were used to refinance existing debt on more favorable terms. As a result, we extended our average debt maturity from approximately 5 years at March 31, 2012 to approximately 6 years at June 30, 2012.

Financial Data

The following table presents certain financial data as a percentage of net revenues for the period indicated and the percentage change for each item as compared to the second quarter of last year:

	Percentage of Net Revenues Three Months Ended June 30,		Percentage Change 2012 from 2011
	2012	2011
	%	%	%
Net revenues	100.0	100.0	19
Gross profit	53.2	52.2	21
Research and development expenses – net	6.0	5.8	23
Selling and marketing expenses	19.6	19.1	22
General and administrative expenses	6.3	6.7	11
Legal settlements, acquisition, restructuring and other expenses and impairment	1.1	6.4	(80)
Operating income	20.2	14.2	69
Financial expenses (income) – net	2.0	(0.4)	n/a
Income before income taxes	18.2	14.6	47
Provision for income taxes	0.8	0.6	44
Share in losses of associated companies – net	0.2	0.2	20
Net income (loss) attributable to non-controlling interests	(0.1)	0.1	n/a
Net income attributable to Teva	17.3	13.7	50

Revenues

General

Revenues for the three months ended June 30, 2012 amounted $4,994 million, an increase of 19% over the second quarter of 2011. Growth was primarily driven by the consolidation of Cephalon commencing in October 2011, higher sales of generics in the United States, sales from our acquired Japanese companies and higher sales of Copaxone® in our ROW markets and in Europe. Revenues were negatively impacted by exchange rate fluctuations.

Revenues by Geographic Area

The following table presents revenues by geographic area for the three months ended June 30, 2012 and 2011:

	Three Months Ended June 30,		% of 2012	% of 2011	Percentage Change 2012 from 2011
	2012	2011
	U.S. $ in millions
United States:
Generic	$1,054	$908	21%	22%	16%
Branded	1,365	1,009	27%	24%	35%
Others	45	1	1%	§	4,400%

Total United States	2,464	1,918	49%	46%	28%
Europe*:
Generic	884	999	18%	24%	(12%)
Branded	402	275	8%	6%	46%
Others	187	204	4%	5%	(8%)

Total Europe	1,473	1,478	30%	35%	§
Rest of the World:
Generic	676	497	13%	12%	36%
Branded	182	140	4%	3%	30%
Others	199	179	4%	4%	11%

Total Rest of the World	1,057	816	21%	19%	30%

Total Revenues	$4,994	$4,212	100%	100%	19%

*	All members of the European Union as well as Switzerland and Norway.
§	Less than 0.5%

United States

In the second quarter of 2012, we had revenues of $2,464 million, a 28% increase over the comparable quarter of 2011. We have significantly increased our presence in the branded arena, due to the acquisition of Cephalon, and have maintained our leading position in the generics business. Total prescriptions in the twelve months ended June 30, 2012 amounted to 537 million, representing 13.6% of total U.S. prescriptions, and new prescriptions amounted to 295 million. We expect that our U.S. market leadership position will continue to increase due to the acquisition of Cephalon and the enhancement of our branded business, and as a result of our ability to introduce new generic equivalents for brand-name products on a timely basis, emphasis on customer service, the breadth of our product line, our commitment to regulatory compliance and our cost-effective production.

Generic Medicines

Revenues from generic medicines in the United States during the second quarter of 2012 amounted to $1,054 million, an increase of 16% compared to $908 million in the comparable quarter of 2011. The increase resulted mainly from $351 million of products sold in the second quarter of 2012, several of which were either exclusive or semi-exclusive or otherwise had limited competition, that were not sold in the second quarter of 2011. Sales of new products were partially offset by declines in sales of previously-launched products, primarily those where we had exclusive or semi-exclusive rights in the second quarter of 2011.

Among the most significant generic medicines we sold in the U.S. during the second quarter of 2012 were generic versions of Pulmicort® (budesonide inhalation), Lexapro® (escitalopram oxalate), Provigil® (modafinil), Adderall XR® (mixed amphetamine salts ER), Avapro® (irbesartan) and Accutane® (isotretinoin, which we market as Claravis™). Net revenues in the United States also benefited from our agreement with Ranbaxy related to their sales of atorvastatin. These revenues ended in the second quarter of 2012 following the expiration of Ranbaxy’s exclusivity.

Launches. In the second quarter of 2012, we launched generic versions of the following branded medicines in the U.S. (listed by month of launch):

Generic Name	Brand Name	Month of Launch	Total Annual Branded Medicines Market at Time of Generic Launch $ millions (IMS)*
Clopidogrel tablets 75 mg	Plavix®	May-12	$6,714.2
Voriconazole tablets 50 & 200 mg	Vfend®	May-12	$173.6
Fluoxetine / olanzapine capsules 25/12, 25/6, 50/12 & 50/6 mg	Symbyax®	Jun-12	$168.2
Tolterodine tablets (AG)	Detrol®	Jun-12	$55.4

*	Branded medicines annual market size as quoted by IMS is a commonly used measurement of the relative significance of a potential generic product. The figures given are for the twelve months ended in the calendar quarter closest to our launch. Generic equivalents of any given product are typically sold at prices substantially lower than the branded product price.

We expect that our revenues in the U.S. will continue to benefit from our strong generic pipeline, which, as of July 20, 2012, had 157 product registrations awaiting FDA approval, including 41 tentative approvals. Collectively, the branded versions of these 157 products had annual U.S. sales exceeding $92 billion. Of these applications, 104 were “Paragraph IV” applications challenging patents of branded medicines. We believe we are first to file with respect to 65 of these products, the branded versions of which had annual U.S. sales of more than $45 billion. IMS reported brand sales are one of the many indicators of future potential value of a launch, but equally important are the mix and timing of competition, as well as cost effectiveness. However, potential advantages of being the first filer with respect to some of these products may be subject to forfeiture and/or shared exclusivity.

The FDA requires companies to submit abbreviated new drug applications (ANDAs) for approval to manufacture and market generic forms of brand-name drugs. In most instances, FDA approval is granted upon the expiration of the underlying patents. However, companies may be rewarded with a 180-day period of marketing exclusivity, as provided by law, for being the first generic applicant to successfully challenge these patents. As part of our strategy, we actively review pharmaceutical patents and seek opportunities to challenge patents that we believe are either invalid or not infringed by our generic version. In addition to the commercial benefit of obtaining marketing exclusivity, we believe that our patent challenges ultimately improve healthcare by allowing consumers earlier access to more affordable, high-quality medications.

During the second quarter of 2012 we received the following tentative approvals. A “tentative approval” letter indicates that the FDA has substantially completed its review of an application and final approval is expected once the relevant patent expires, a court decision is reached, a 30-month regulatory stay lapses or a 180-day exclusivity period awarded to another manufacturer either expires or is forfeited.

Generic Name	Brand Name	Total Branded Market $ millions (IMS)*
Palonosetron HCl Injection	Aloxi®	$479.6
Amlodipine / Valstartan / HCTZ Tablets	Exforge HCT®	$95.9
Duloxetine HCl DR Capsules	Cymbalta®	$3,885.2
Celecoxib Capsules	Celebrex®	$1,778.7
Atomoxetine Capsules	Strattera®	$546.5
Methylphenidate HCl ER Capsules 10 mg	Ritalin LA®	$16.1

*	The figures given are for the twelve months ended March 31, 2012.

In December 2009, the FDA issued a warning letter relating to our Irvine, California injectables manufacturing facility. We voluntarily ceased production at the facility during the second quarter of 2010, and are executing a remediation plan required by the FDA. In April 2011, we resumed limited manufacturing activity. We have been working closely with the FDA and are gradually releasing more products for distribution. We will to continue to increase production during 2012. During the second quarter of 2012, we incurred uncapitalized production costs, consulting expenses and write-offs of inventory of approximately $29 million relating to this facility. If we are unable to resume full production and sale of injectables, or if we further change our plans as to the scale of operations or products, we will incur additional expenses, and there may be further impairment of tangible and intangible assets. At June 30, 2012, we had approximately $45 million of intangible assets and approximately $224 million of fixed assets and inventory relating to injectables produced at the Irvine facility.

Branded Medicines

In the second quarter of 2012, our revenues from branded medicines in the United States amounted to $1,365 million, an increase of 35% over the comparable quarter of 2011.

The main factors affecting revenues of our branded medicines in the U.S. include:

•	the inclusion of Cephalon’s branded sales, primarily: Treanda®, Nuvigil®, Provigil®, and Fentora®;

•	a slight increase in sales of Copaxone®, primarily due to a price increase;

•	13% increase in sales of ProAirTM over the comparable quarter of 2011 due to increases in market share and price; and

•	a decline in sales of our oral contraceptive product, Seasonique® resulting from the introduction of generic competition in the third quarter of 2011.

For our branded medicines, we maintain distribution services agreements (“DSAs”) with wholesalers. During the first quarter of 2012, we renegotiated these agreements and established a different fee structure. We believe that the revised terms should provide our customers with incentives to hold inventory levels more closely aligned with actual product demand. As a result, there has been, and there could continue to be, reductions in the levels of inventory of our products. We expect that these reductions will have a positive impact on our supply chain management.

Other Revenues

In the second quarter of 2012, other revenues in the United States amounted to $45 million, compared to $1 million in the comparable quarter of 2011. The increase in revenues was due to the inclusion of OTC sales to P&G that commenced in the fourth quarter of 2011 pursuant to a manufacturing agreement.

Europe

Revenues in Europe in the second quarter of 2012 amounted to $1,473 million, a slight decrease of 0.3% compared to the comparable quarter of 2011. In local currency terms, revenues increased by 12%. The increase in revenue in local currency was due to the completion of the transition of the distribution and marketing rights for Copaxone® and the consolidation of Cephalon. This increase was partially offset by the ongoing macro-economic conditions and healthcare reforms in key European markets, which adversely affected sales of generic medicines.

Based on our internal assessment of the situation in Europe, Greece and Portugal are experiencing the most significant economic stress, followed by Italy, Hungary, Spain and Belgium. We are closely monitoring our exposure in these countries and will adjust our commercial practices to the changing environment as needed.

As in previous years, European regulatory measures aimed at reducing healthcare and drug expenditures adversely affected our revenues. In France, Spain, Italy, Poland, Hungary and Portugal, governmental measures reduced reimbursement rates. In several countries, particularly Spain, Italy, Portugal and Hungary, reductions in reimbursement rates have been combined with other reforms aimed at reducing drug expenditures, such as mandatory prescription by International Nonproprietary Names (“INN”) for select product groups. In addition, in certain countries, mainly Hungary and Italy, mandatory rebates were increased or introduced. We have implemented measures to adjust our market strategy to address these market changes, and have shifted from a purely market share driven approach to a model emphasizing growth that is both profitable and sustainable.

Generic Medicines

Revenues from generic medicines in Europe in the second quarter of 2012 were $884 million, a decrease of 12%. In local currency terms revenues decreased by 1%. This decrease was driven primarily by the ongoing macro-economic conditions and healthcare reforms in key European markets. The decrease was partially offset by successful launches and by the inclusion of the generic activities of Cephalon in Europe. During the quarter we successfully launched generic versions of major products such as Lipitor® (atorvastatin), Atacand® (candesartan) and Seroquel XL® (quetiapine XL). We maintained our market positions in major markets.

Branded Medicines

In the second quarter of 2012, sales of branded medicines in Europe amounted to $402 million, an increase of 46% compared to the second quarter of 2011. In local currency terms revenues increased by 63%. The change was driven by the inclusion of Cephalon and increased sales of Copaxone® mainly resulting from the completion of the transition of the distribution and marketing rights for Copaxone® from Sanofi in Europe.

The Cephalon branded medicines Provigil®, Effentora® and Myocet® contributed significantly to our performance this quarter.

During the quarter, Zoely®, our new oral contraceptive, was launched in Spain.

Other Revenues

Other revenues, mainly from our distribution activities in Hungary and from our consumer healthcare partnership with P&G, amounted to $187 million in the second quarter of 2012, compared to $204 million in the second quarter of 2011. In local currency terms revenues increased by 9%. Our partnership with P&G resulted in the launch of Vicks® in Poland.

Listed below are highlights for the second quarter of 2012 in our largest European markets:

•

Germany: Revenues in Germany decreased slightly primarily due to local market conditions and the effect of currency fluctuations. During the quarter we successfully launched generic versions of Lipitor® (atorvastatin), Atacand® (candesartan) and Atacand HCT® (candesartan HCT). Our branded sales increased primarily due to the inclusion of Cephalon and the assumption of the distribution and marketing responsibility for Copaxone® and Azilect®.

•

France: Revenues in France increased primarily due to the inclusion of Cephalon and the assumption of the distribution and marketing responsibility for Copaxone®. Sales of branded medicines, including Copaxone®, increased. The market for generic pharmaceuticals increased in value compared to the second quarter of 2011 due to the launch of new products. We maintained our position as the third largest generic pharmaceutical company in the French generic market in terms of sales, despite a slight reduction in our market share.

•

United Kingdom: Revenues in the U.K. decreased compared to the second quarter of last year, where revenues were high as a result of the launch of a generic version of Lipitor® (atorvastatin). During the current quarter, we have successfully launched the generic version of Seroquel XL® (quetiapine XL). The market for generic pharmaceuticals grew slightly in value, and we maintained our position as the largest generic pharmaceutical company in the U.K. in terms of sales.

•

Italy: Our revenues in Italy grew based on good performance across all product lines. We maintained our leading position in the growing Italian market for generic pharmaceuticals, despite a slight reduction in our market share. The branded business developed positively, with good performance from both Copaxone® and Cephalon branded medicines.

•

Spain: Both generic and branded product sales in Spain grew compared to the second quarter of 2011. The market for generic pharmaceuticals in Spain is still growing although at lower rates than in previous quarters. The Spanish market continues to be heavily influenced by government measures aimed at reducing healthcare spending. An amendment to Spanish legislation was implemented in May 2012, allowing dispensing of only the lowest priced product within certain product groups. We maintained our leading position in the Spanish generic market.

Rest of the World (“ROW”) Markets

These markets include all countries other than the United States and the countries we include as “Europe.” ROW markets range from pure generic markets, such as Canada and Israel, to markets in which generic medicines are marketed and sold under brand names, such as several Asian and Latin American markets. Sales of branded generic medicines usually generate higher gross margins, but involve higher marketing expenditures than non-branded generics. These markets also vary widely in size, growth rates, availability of biosimilar approval pathways and the importance and acceptance of OTC products.

Our revenues in the second quarter of 2012 in ROW markets reached $1,057 million, an increase of 30% as compared to the second quarter of 2011, primarily due to the inclusion of sales from our Japanese acquisitions, higher sales of Copaxone®, increased distribution revenues and higher sales of API, OTC and women’s health products. In local currency terms, revenues grew by 36%. Sales of generic medicines amounted to $676 million, which represented 64% of the total revenues in the region; sales of branded medicines amounted to $182 million, or 17% of total revenues in the region; and other revenues were $199 million, or 19% of total sales in the region.

Approximately 25% of our ROW revenues were generated in Japan and other Asian markets, 21% in Latin America, 19% in Russia and other Eastern European markets, 20% in Canada and other markets and 15% in Israel.

Our sales in Asia in the second quarter of 2012 grew substantially compared to the second quarter of 2011, primarily due to the inclusion of sales from our Japanese acquisitions. On April 1, 2012, the activities of Taiyo and Teva-Kowa were integrated to form a new company, “Teva Seiyaku”, which is one of the three largest generic pharmaceutical companies in Japan. Our performance in Japan was positively affected, and will continue to be affected, by new healthcare reforms instituted by the government in April 2012 to promote generic penetration. These reforms have resulted in growth in the Japanese market for generic pharmaceuticals, in both volume and value, despite price reductions of approximately 10%.

In Latin America, revenues in the second quarter of 2012 grew by 10% in dollar terms and by 16% in local currency terms, as compared to the second quarter of 2011. The increase was primarily driven by higher sales of generic medicines, by the performance of our OTC businesses and by growth in sales of branded medicines, including women’s health and CNS products. In the near term, revenues may be negatively affected by drug price legislation, as well as by exchange rate fluctuations, in certain Latin American markets.

Our revenues in Russia and other Eastern European markets in the second quarter of 2012 grew by 26% in dollar terms and by 40% in local currency terms, as compared to the second quarter of 2011. The growth was mainly attributable to sales of Copaxone®, due to the timing of the Russian government tenders, as well as to sales of OTC products, which recovered from a weak flu season in the first quarter of the year. Our market share in Russia continued to grow, solidifying our position as the second largest generic pharmaceutical company by value. All other Eastern European markets also grew during the quarter, except Croatia, which was impacted by governmental budgetary pressures as well as ongoing macro-economic conditions.

In Canada, where we are second in the generic pharmaceutical market, revenues in the second quarter of 2012 decreased by 8%, primarily due to government-imposed price reforms. The decrease in sales was partially offset by the launch of generic versions of Crestor® (rosuvastatin), Razadyne® ER (galantamine ER), Atacand® (candesartan) and Cesamet® (nabilone). As of June 30, 2012, we had 64 product registrations awaiting approval by the Therapeutic Products Directorate of Health Canada. Collectively, the branded versions of these products had annual Canadian sales of approximately $2 billion.

Revenues in Israel in the second quarter of 2012 increased by 8% in dollar terms and by 16% in local currency terms, as compared to the second quarter of 2011, primarily driven by higher distribution revenues.

Revenues by Product Line

The following table presents a breakdown of revenues by product line for the three months ended June 30, 2012 and 2011:

	Three Months Ended June 30,				Percentage Change
	2012	2011	% of 2012	% of 2011	2012 from 2011
	U.S. $ in millions

Generic Medicines	2,614	2,404	52%	57%	9%
API	200	183	4%	4%	9%
Branded Medicines	1,949	1,424	39%	34%	37%
CNS	1,309	947	27%	22%	38%
Copaxone®	982	877	20%	21%	12%
Provigil®	48	—	1%	—	—
Azilect®	95	70	2%	2%	36%
Nuvigil®	91	—	2%	—	—
Respiratory	209	210	4%	5%	§
ProAir™	87	77	2%	2%	13%
Qvar®	80	90	2%	2%	(11%)
Women’s Health	112	119	2%	3%	(6%)
Oncology	198	27	4%	1%	633%
Treanda®	139	—	3%	—	—
Other Branded	121	121	2%	3%	0%
All Others	431	384	9%	9%	12%
OTC	219	181	5%	4%	21%
Other Revenues	212	203	4%	5%	4%

Total	4,994	4,212	100%	100%	19%

§	Less than 0.5%

Generic Medicines

Our generics category includes sales of generic medicines as well as API sales to third parties.

Revenues from our generic medicines grew by $210 million, or 9%, in the second quarter of 2012 over the second quarter of 2011.

Our largest market for generics is the United States, with revenues of $1,054 million, up 16% from the second quarter of 2011. The increase resulted from $351 million of products sold in the second quarter of 2012 that were not sold in the second quarter of 2011, several of which were either exclusive or semi-exclusive or otherwise had limited competition. Sales of new products were partially offset by declines in sales of previously-launched products, primarily those where we had exclusive or semi-exclusive rights in the second quarter of 2011. The U.S. market generated 40% of total generics revenues in the second quarter of 2012.

Revenues from generic medicines in Europe in the second quarter of 2012 amounted to $884 million, a decrease of 12% over the second quarter of 2011. In local currency terms, sales declined by 1%. The decrease was primarily due to the ongoing macro-economic conditions and healthcare reform in key European markets as well as loss of market share in several European countries, partially offset by the inclusion of Cephalon’s European generic sales. The European market generated approximately 34% of our global generics revenues in the second quarter of 2012.

In our ROW markets, revenues from generic medicines amounted to $676 million, an increase of 36% over the second quarter of 2011. The increase was mainly due to the Japanese acquisitions, and growth in Latin America, partially offset by lower revenues in Canada. In local currency terms, sales grew by 40%. The ROW markets generated approximately 26% of total generics revenues in the second quarter of 2012.

Active Pharmaceutical Ingredients (API)

API sales to third parties in the second quarter of 2012 amounted to $200 million, an increase of 9% over the second quarter of 2011. The increase was mainly driven by higher sales in our ROW markets.

Branded Medicines

In 2011, we revised our classification of certain products and grouped our branded medicines into five categories: Central Nervous System, Respiratory, Women’s Health, Oncology and Other.

Our revenues from branded medicines amounted to $1,949 million in the second quarter of 2012, an increase of 37% over the comparable quarter of 2011, mainly due to the inclusion of sales of Cephalon’s branded medicines, as well as higher revenues from Copaxone® and Azilect®.

Central Nervous System

Our central nervous system (“CNS”) line includes Copaxone® and Azilect®, as well as additions from the Cephalon acquisition, such as Provigil® and Nuvigil® for wakefulness and Fentora® for the treatment of pain. In the second quarter of 2012, our CNS sales reached $1,309 million, an increase of 38% over the comparable quarter of 2011, primarily due to the addition of the Cephalon acquired products commencing in the fourth quarter of 2011 and an increase in Copaxone® revenues.

Copaxone®. In the second quarter of 2012, Copaxone® (glatiramer acetate injection) continued to be the leading multiple sclerosis therapy in the U.S. and globally. Teva’s sales of Copaxone® during the period grew by 12% compared to Teva’s sales for the second quarter of 2011. In local currency terms Copaxone® grew by 16%.

Until February 2012 global in-market sales represented sales of Copaxone® from Sanofi and Teva to other third parties. In February 2012 we completed the transition of the marketing and distribution rights of Copaxone back to Teva. Therefore, commencing with the second quarter of 2012 global in-market sales equal Teva sales. Global in-market sales for the quarter amounted to $982 million, an increase of 3% over the in-market sales of the comparable period.

In the second quarter of 2012 sales of Copaxone® in the United States increased by 3% to $701 million due to a price increase that was partially offset by a decrease in volume. U.S. market shares in terms of new and total prescriptions were 37.9% and 40.8% respectively, according to June 2012 IMS data.

U.S. sales accounted for 71% of global Copaxone® sales in the second quarter of 2012, similar to the second quarter of 2011.

Teva’s non-U.S. Copaxone® revenues amounted to $281 million during the quarter, 44% higher than the second quarter of 2011, an increase of 62% in local currency terms. The increase was driven primarily by our assumption of distribution and marketing responsibility for Copaxone® from Sanofi in Europe, which was completed in February 2012 and by unit growth, especially in Russia. Sanofi is entitled to receive 6% of the in-market sales of Copaxone® in the applicable European countries for a period of two years from our assumption of the distribution and marketing responsibilities. This termination of our arrangements with Sanofi has resulted in increases both in our net revenues and in our selling and marketing expenses.

Non-U.S. in-market sales of Copaxone® increased by 2%, compared to the second quarter of 2011. In local currency terms, non-U.S. in-market sales of Copaxone® increased by 15% over the second quarter of 2011. The increase in non-U.S. in-market sales was driven by unit growth, primarily in Russia due to the timing of tenders, partially offset by negative currency effects and by governmental cost-containment measures.

Provigil®. Following the acquisition of Cephalon, our sales of Provigil® (modafinil) amounted to $48 million in the second quarter of 2012. Provigil® began to face generic competition in the United States beginning in March 2012 and, as a result, Provigil® sales decreased substantially.

Azilect®. Our once-daily treatment for Parkinson’s disease, Azilect® (rasagiline tablets), continued to grow in the United States and in some countries in Europe. We jointly market Azilect® with Lundbeck in certain key European countries. We exclusively market Azilect® in the United States and Germany and certain other markets, while Lundbeck exclusively markets Azilect® in the remaining European countries and certain other international markets.

Global in-market sales, which represent sales from Lundbeck and Teva to third parties, reached $108 million in the second quarter of 2012 million compared to $97 million in the second quarter of 2011, an increase of 11%. The increase in sales is attributable mainly to increases of both price and volume in the United States, as well as to volume growth in Europe.

Our sales of Azilect® amounted to $95 million, an increase of 36% compared to the second quarter of 2011.

Nuvigil®. Following the acquisition of Cephalon, our Nuvigil® (armodafinil) sales amounted to $91 million in the second quarter of 2012.

Respiratory Products

Our respiratory product line includes only our branded respiratory products, the main ones being ProAirTM and Qvar®. Sales of generic medicines indicated for the treatment of respiratory disease are reported as part of our generic drug revenues.

Revenues from our respiratory branded medicines amounted $209 million in the second quarter of 2012, essentially flat compared to the second quarter of 2011, primarily due to higher sales in the United States that were offset by lower sales in Europe and our ROW markets.

ProAir™ (albuterol HFA), which we sell only in the United States, is a short-acting beta-agonist (SABA) for the treatment of bronchial spasms linked to asthma or COPD and exercise-induced bronchospasm. ProAir™ sales amounted to $87 million, an increase of 13% compared to the second quarter of 2011 due to both price and volume increases. ProAir™ maintained its leadership in the SABA market, with an average market share of 51.2% in terms of total number of prescriptions during the period, up 0.7% from 50.5% in the second quarter of 2011.

Qvar® (beclomethasone dipropionate HFA) is an inhaled corticosteroid for long-term control of chronic bronchial asthma. Qvar® global sales amounted $80 million, a decrease of 11% from the prior year quarter primarily due to lower sales in Europe. Qvar® maintained its second-place position in the inhaled corticosteroids category in the United States with an average market share of 25.1% of total prescriptions during the second quarter of 2012, compared to 21.9% in the second quarter of 2011.

In April 2012, we launched Qnasl® (beclomethasone dipropionate HFA), the first HFA nasal aerosol, indicated for perennial allergic rhinitis and seasonal allergic rhinitis.

Oncology Products

Our branded oncology product line includes certain Cephalon products as well as our biosimilar products indicated mainly for the supportive treatment of oncology patients. Sales of these products reached $198 million in the second quarter of 2012 as compared to $27 million in the comparable quarter of 2011. The increase resulted primarily from the inclusion of Cephalon’s cancer treatments as of the fourth quarter of 2011, the largest of which is Treanda®.

Sales of Treanda® amounted to $139 million in the second quarter of 2012. During the period, sales of biosimilar oncology pharmaceuticals amounted to $26 million, $1 million lower than the second quarter of 2011.

Women’s Health Products

This product line includes revenues only from our branded women’s health products, but not from generic women’s health products, which are reported as part of our generic medicines revenues.

Our women’s health branded products had revenues of $112 million in the second quarter of 2012, a decrease of 6% from $119 million in the comparable quarter of 2011. The decrease was primarily due to lower sales in the United States resulting from the introduction in the third quarter of 2011 of generic competition to our oral contraceptive product,

Seasonique®, and to the negative effect of exchange rate differences. The decline was partially offset by increased sales in our ROW markets and Europe. Zoely® was launched in Spain during the second quarter of 2012 and is also marketed in France, Belgium and Italy.

Other

OTC

Our sales relating to the joint venture with P&G for the second quarter of 2012 amounted to $219 million, an increase of 21% compared to OTC sales of $181 million in the second quarter of 2011. In local currency terms, sales grew by 31%. The increase was mainly due to sales of OTC products in the United States to P&G, which commenced in the fourth quarter of 2011 pursuant to a manufacturing agreement. During the quarter, the Vicks® product line was launched in Russia and Poland.

PGT Healthcare’s in-market sales for the second quarter of 2012 amounted to $309 million. This amount represents the sales of the combined OTC portfolios of Teva and P&G outside of North America.

Other Revenues

Other revenues include sales of third party products for which we act as distributors (mostly in Israel and Hungary), animal health products and medical products, as well as miscellaneous items.

In the second quarter of 2012, our revenues in this category amounted to $212 million, up slightly from $203 million in the second quarter of 2011. The increase resulted from growth in our distribution services in Israel and in Hungary, partially offset by foreign exchange fluctuations.

Other Income Statement Line Items

Gross Profit

In the second quarter of 2012, gross profit amounted to $2,657 million, an increase of 21%, or $457 million, compared to the second quarter of 2011. The increase in gross profit was mainly a result of our higher overall revenues, especially of our branded medicines and generic medicines in United States and in Japan, partially offset by lower sales of generic medicines in Europe and by higher charges related to the amortization of purchased intangible assets primarily of Cephalon (which commenced in part in the fourth quarter of 2011).

The charges related to the amortization of purchased intangible assets, which negatively impacted our gross profit, increased from $152 million in the second quarter of 2011 to $267 million in the second quarter of 2012.

Gross margin increased from 52.2% in the second quarter of 2011 to 53.2% in the current quarter. This 1.0% increase in gross margin primarily reflects an increase in sales of our higher margin innovative and branded medicines, mainly due to the newly acquired Cephalon products Treanda®, Nuvigil® and Provigil®, as well as Copaxone® and other products (which increased the gross margin by approximately 4.6 points) as well as an increase in revenues of generic medicines in the United States, which included more high-margin new launches (which increased the gross margin by approximately 0.5 points). These factors were partially offset by higher charges related to the amortization of purchased intangible assets, as well as by inventory step-up charges and costs related to regulatory actions taken in various manufacturing facilities (which, in the aggregate, decreased gross margin by approximately 2.0 points) and higher sales of products with lower gross margins (which decreased the gross margin by approximately 2.1 points).

Research and Development (R&D) Expenses

Net R&D spending for the quarter totaled $298 million, an increase of 23% compared to the second quarter in 2011, driven mainly by the acquisition of Cephalon. As a percentage of sales, R&D spending was 6.0% in the second quarter of 2012, compared to 5.8% in the second quarter of 2011.

Approximately 60% of our R&D expenditures were for our branded medicines, and the remainder were for generic R&D.

A portion of our R&D activities is conducted through joint ventures, primarily the Teva-Lonza joint venture. Our share in R&D expenses of these joint ventures is reflected in the income statement under “share in losses of associated companies — net.”

Selling and Marketing Expenses

Selling and marketing expenses in the second quarter of 2012 amounted to $981 million, an increase of 22% over the second quarter of 2011. As a percentage of sales, selling and marketing expenses increased from 19.1% in the second quarter of 2011 to 19.6% in the second quarter of 2012.

The increase as a percentage of sales resulted from an increase in sales of branded medicines, which have higher than average selling and marketing expenses.

The increase in U.S. dollar terms was primarily due to the consolidation of Cephalon and Taiyo, as well as the assumption of distribution and marketing responsibility for Copaxone® in Europe, which increased our selling and marketing expenses. The increase was partially offset by changes in currency exchange rates as well as by lower royalty payments made on generic medicines in the U.S.

In February 2012 we completed the assumption of distribution and marketing responsibility for Copaxone® in Europe from Sanofi. Sanofi is entitled to receive 6% of the in-market sales of Copaxone® in the applicable European countries for a period of two years from our assumption of the distribution and marketing responsibilities. As of March 1, 2012, Sanofi no longer shares any of our Copaxone® selling and marketing expenses.

General and Administrative (G&A) Expenses

G&A expenses were $316 million in the second quarter of 2012, representing 6.3% of sales, as compared to $284 million and 6.7% of sales in the second quarter of 2011. The increase in U.S. dollar terms was mainly a result of our acquisitions of Cephalon and Taiyo and the formation of our OTC joint venture with P&G, all of which occurred in the second half of 2011. This increase was partially offset by lower legal costs and exchange rate differences.

Legal Settlements, Acquisition, Restructuring and Other Expenses and Impairment

Legal settlements, acquisition, restructuring and other expenses and impairment resulted in an expense of $55 million in the second quarter of 2012, as compared to an expense of $272 million in the second quarter of 2011. See note 12 to the condensed consolidated financial statements.

The decrease is primarily due to a significant difference in legal settlement expenses: income of $1 million in the second quarter of 2012 as compared to expenses of $221 million in the second quarter of 2011, which were incurred as a result of a number of legal settlements in the second quarter of 2011.

Following the Cephalon acquisition, we are in the process of restructuring our operations in France, and therefore expect to incur considerable restructuring expenses for these activities.

Operating Income

Operating income was $1,007 million in the second quarter of 2012, compared to $597 million in the second quarter of 2011. As a percentage of sales, operating income was 20.2% compared to 14.2% in the second quarter of 2011.

The increase in operating income was due to factors previously discussed, primarily our higher revenues and gross profit as well as legal settlement income in the second quarter of 2012 as compared to legal settlement expenses in the comparable quarter of 2011. Foreign exchange rate fluctuations had a negligible effect, compared to the second quarter of 2011.

The increase of 6.0 points in operating income as a percentage of sales is mainly due to the decrease in legal settlements, acquisition, restructuring and other expenses and impairment (of 5.3 points), higher gross margin (of 1.0 point) discussed previously as well as lower general and administrative margin (of 0.4 points) and partially offset by higher selling and marketing margin (of 0.5 points) and R&D margin (of 0.2 points).

Financial Expenses

Net financial expenses for the second quarter of 2012 amounted to $97 million, compared to financial income of $20 million during the second quarter of 2011. The financial income in the second quarter of 2011 was mainly due to gains from interest rate swap agreements entered into in connection with the issuance of the $1 billion principal amount 6.15% senior notes due 2036, as well as gains resulting from the sale of securities. The current quarter’s financial expenses were also higher due to higher interest expenses resulting from the additional debt incurred in connection with the acquisitions of Cephalon and Taiyo.

Tax

The tax expense for the second quarter of 2012 amounted to $39 million, on pre-tax income of $910 million, compared with an expense of $27 million on pre-tax income of $617 million in the comparable quarter of 2011.

Taxes for this quarter were low due to tax benefits as a result of mergers between recently acquired companies and our subsidiaries. We expect a higher annual tax rate for 2012 compared to the annual tax rate in 2011, primarily as a result of the Cephalon acquisition and the impact of the change in the geographical mix and type of products expected to be sold during 2012 as compared to 2011.

Net Income and Share Count

Net income attributable to Teva for the second quarter of 2012 amounted to $863 million, compared to net income attributable to Teva of $576 million in the second quarter of 2011. This increase was due to the factors previously discussed, primarily our higher operating income, partially offset by financial expenses during the second quarter of 2012 as compared to financial income in the second quarter of 2011 as well as higher taxes.

Net income attributable to Teva as a percentage of sales was 17.3% in the second quarter of 2012, compared to 13.7% in the second quarter of 2011. Diluted earnings per share were $0.99 for the second quarter of 2012, compared to $0.64 for the second quarter of 2011.

During the quarter, share repurchases totaled approximately 3.5 million shares at an average price of $38.76 per share, for an aggregate purchase price of approximately $134 million. These purchases were made pursuant to the board authorization in December 2011 of a repurchase plan of up to $3 billion. The repurchase program has no time limit, but is expected to be completed over a three-year period. Since the beginning of the year, we have repurchased approximately 15.4 million shares at an average price of $43.34 per share, for an aggregate amount of approximately $667 million.

For the second quarter of 2012, the weighted average fully diluted share count was 873 million, as compared to 896 million for the second quarter of 2011, primarily due to share repurchases during 2011 and 2012. At June 30, 2012, the share count for calculating Teva’s market capitalization was approximately 868 million.

Comparison of Six Months Ended June 30, 2012 to Six Months Ended June 30, 2011

General

In general, the factors mentioned above that explain quarterly changes on a year-over-year basis are also relevant to a comparison of the results for the six months ended June 30, 2012 and 2011. Additional factors affecting the six months comparison are described below.

The following table presents certain financial data as a percentage of net revenues for the periods indicated and the percentage change for each item as compared to the six months ended June 30, 2012 and 2011:

	Percentage of net sales		Percentage Change
	Six months ended		2012 from 2011
	June 30,
	2012	2011
	%	%	%
Net revenues	100.0	100.0	22
Gross profit	52.2	52.9	20
Research and development expenses - net	5.9	5.8	22
Selling and marketing expenses	18.9	19.7	17
General and administrative expenses	6.2	6.1	24
Legal settlements, acquisition and restructuring and other expenses and impairment	2.0	3.6	(32)
Operating income	19.2	17.7	32
Financial expenses - net	1.7	0.3	828
Income before income taxes	17.5	17.4	22
Provision for income taxes	0.3	0.9	(61)
Share in losses of associated companies - net	0.2	0.3	(4)
Net (loss) income attributable to non-controlling interests	(0.1)	0.1	n/a
Net income attributable to Teva	17.1	16.1	29

Revenues

General

Revenues for the six months ended June 30, 2012 reached $10,096 million, an increase of 22% over the comparable period of 2011.

Revenues by Geographic Area

The following table presents revenues by geographic area for the six months ended June 30, 2012 and 2011:

	Six Months Ended June 30,				Percentage Change
	2012	2011	% of 2012	% of 2011	2012 from 2011
	U.S. $ in millions
United States:
Generic	$2,273	$1,852	22%	22%	23%
Branded	2,862	1,944	28%	23%	47%
Others	81	4	1%	§	1,925%

Total United States	5,216	3,800	51%	45%	37%
Europe*:
Generic	1,659	1,911	16%	23%	(13%)
Branded	767	530	8%	6%	45%
Others	363	381	4%	5%	(5%)

Total Europe	2,789	2,822	28%	34%	(1%)
Rest of the World:
Generic	1,299	976	13%	12%	33%
Branded	394	301	4%	4%	31%
Others	398	393	4%	5%	1%

Total Rest of the World	2,091	1,670	21%	21%	25%

Total Revenues	$10,096	$8,292	100%	100%	22%

*	All members of the European Union as well as Switzerland and Norway.
§	Less than 0.5%

United States

In the six months ended June 30, 2012, we had revenues of $5,216 million, a 37% increase over the comparable period of 2011. We have significantly increased our presence in the branded arena, due to the acquisition of Cephalon, and have maintained our leading position in the generics business.

Generic Medicines

Revenues from generic medicines in the United States in the six months ended June 30, 2012 amounted to $2,273 million, an increase of 23% compared to $1,852 million in the comparable period of 2011.

Among the most significant generic medicines sold in the U.S. during the six months ended June 30, 2012 were generic versions of Pulmicort® (budesonide inhalation), Lexapro® (escitalopram oxalate), Adderall XR® (mixed amphetamine salts ER), Provigil® (modafinil), Accutane® (isotretinoin, which we market as Claravis™) and Avapro® (irbesartan). Net revenues in the United States also benefited from our agreement with Ranbaxy related to their sales of atorvastatin.

Branded Medicines

In the six months ended June 30, 2012, our revenues from branded medicines in the United States amounted to $2,862 million, an increase of 47% over the comparable period of 2011.

Other Revenues

In the six months ended June 30, 2012, other revenues in the United States amounted to $81 million, compared to $4 million in the comparable period of 2011.

Europe

Total revenues in Europe in the six months ended June 30, 2012 amounted to $2,789 million, a decrease of 1% compared to the comparable period of 2011. In local currency terms, revenues increased by 8%.

Generic Medicines

Revenues for generic medicines in Europe in the six months ended June 30, 2012 were $1,659 million, a decrease of 13%. In local currency terms the revenues decreased by 6%.

During the six months ended June 30, 2012, Teva received 593 generic approvals in Europe relating to 147 compounds in 258 formulations, including 4 European Medicines Agency (“EMA”) approvals valid in all EU member states. In addition, Teva had approximately 2,322 marketing authorization applications pending approval in various European countries, relating to 258 compounds in 524 formulations, including 4 applications pending with the EMA. During 2012, we will continue to register products in the EU, using both the mutual recognition procedure (submission of applications in other member states following approval by a so-called reference member state) and the decentralized procedure (simultaneous submission of applications to chosen member states). We continue to use the centralized procedure to register our generic equivalent version of reference products that originally used this procedure.

Branded Medicines

In the six months ended June 30, 2012, sales of branded medicines in Europe amounted to $767 million, an increase of 45% compared to the second quarter of 2011. In local currency terms the revenues increased by 56%. The change was driven by the inclusion of Cephalon and increased sales of Copaxone®, as well the transition of the distribution and marketing rights for Copaxone® to us from Sanofi in several European countries, completed on February 1, 2012.

Other Revenues

Other revenues, mainly from our distribution activities in Hungary and from our consumer healthcare partnership with P&G, amounted to $363 million, for the six months ended June 30, 2012 compared to $381 million in the comparable period of 2011. In local currency terms, revenues increased by 9%.

Rest of the World (“ROW”) Markets

Our revenues in the six months ended June 30, 2012 in ROW markets reached $2,091 million, an increase of 25% as compared to the comparable period of 2011. In local currency terms, revenues grew by 29%. Sales of generic medicines amounted to $1,299 million, which represented 62% of the total revenues in the region; sales of branded medicines amounted to $394 million, or 19% of total revenues in the region; and other revenues were $398 million, or 19% of total sales in the region.

Approximately 25% of our ROW revenues were generated in Japan and other Asian markets, 21% in Russia and other Eastern European markets, 20% in Latin America, 19% in Canada and other markets and 15% in Israel.

Our sales in Asia in the six months ended June 30, 2012 grew substantially compared to the comparable period of 2011, primarily due to the inclusion of sales from our Japanese acquisitions.

Our revenues in Russia and other Eastern European markets in the six months ended June 30, 2012 grew by 17% in dollar terms and by 25% in local currency terms, as compared to the comparable period of 2011.

In Latin America, revenues in the first six months of 2012 grew by 11% in dollar terms and by 16% in local currency terms, as compared to the same period of 2011.

In Canada, revenues in the six months ended June 30, 2012 decreased by 9% compared to the comparable period of 2011 primarily due to price reforms and reduced sales of certain key products resulting from strong competition.

Sales in Israel in the six months ended June 30, 2012 increased by 5% in dollar terms and by 10% in local currency terms, as compared to the comparable period of 2011.

Revenues by Product Line

The following table presents a breakdown of revenues by product line for the six months ended June 30, 2012 and 2011:

	Six Months Ended June 30,				Percentage Change
	2012	2011	% of 2012	% of 2011	2012 from 2011
	U.S. $ in million

Generic Medicines	5,231	4,739	52%	57%	10%
API	399	367	4%	4%	9%
Branded Medicines	4,023	2,775	40%	34%	45%
CNS	2,758	1,851	27%	22%	49%
Copaxone®	1,891	1,715	19%	21%	10%
Provigil®	339	—	3%	—	—
Azilect®	167	136	2%	2%	23%
Nuvigil®	175	—	2%	—	—
Respiratory	399	393	4%	5%	2%
ProAir™	177	178	2%	2%	(1%)
Qvar®	143	145	1%	2%	(1%)
Women’s Health	220	222	2%	3%	(1%)
Oncology	406	49	4%	1%	729%
Treanda®	287	—	3%	—	—
Other Branded	240	260	3%	3%	(8%)
All Others	842	778	8%	9%	8%
OTC	415	365	4%	4%	14%
Other Revenues	427	413	4%	5%	3%

Total	10,096	8,292	100%	100%	22%

Generic Medicines

Revenues from our generic medicines grew by $492 million, or 10%, in the first six months of 2012 over the comparable period of 2011.

Our largest market for generics is the United States, with revenues of $2,273 million for the period, up 23%.

Revenues from generic medicines in Europe in the six months ended June 30, 2012 amounted to $1,659 million, a decrease of 13% from the comparable period of 2011. In local currency terms, sales of generic medicines declined by 6%.

In our ROW markets, revenues from generic medicines amounted to $1,299 million, an increase of 33% over the comparable period of 2011. In local currency terms, sales grew by 35%.

Active Pharmaceutical Ingredients (API)

API sales to third parties in the six months ended June 30, 2012 amounted to $399 million, an increase of 9% from the comparable period of 2011.

Branded Medicines

Our revenues from branded medicines amounted to $4,023 million in the six months ended June 30, 2012, an increase of 45% over the comparable period of 2011.

Central Nervous System

In the six months ended June 30, 2012, our CNS sales reached approximately $2,758 million, an increase of 49% over the comparable period of 2011, primarily due to the addition of Cephalon in October 2011 and an increase in Copaxone® revenues.

Copaxone®. Our sales of Copaxone® during the period amounted to $1,891 million, compared to $1,715 million in the comparable period of 2011. Global in-market sales grew by 3% over the comparable period of 2011, reaching $1,923 million for the six months ended June 30, 2012. Sales of Copaxone® in the United States amounted to $1,318.

Provigil®. Sales of Provigil® were $339 million in the six months ended June 30, 2012.

Azilect®. Our sales of Azilect® amounted to $167 million, an increase of 23% compared to the comparable period of 2011. Global in-market sales of Azilect® reached $204 million in the six months ended June 30, 2012 compared to $187 million in the comparable period of 2011, an increase of 9%.

Nuvigil®. Sales of Nuvigil® were $175 million in the six months ended June 30, 2012.

Respiratory Products

In the six months ended June 30, 2012, revenues from our respiratory branded products were $399 million, as compared to $393 million in the comparable period of 2011, primarily due to higher sales in the United States, partially offset by lower sales in Europe and ROW markets.

ProAir™ sales were $177 million, as compared to $178 million in the first six months of 2011.

Qvar® global sales were $143 million, a decrease of 1% from the prior year.

Oncology Products

Sales of our branded oncology products reached $406 million in the first six months of 2012 as compared to $49 million in the comparable period of 2011. The increase resulted primarily from the inclusion of Cephalon’s cancer treatments as of the fourth quarter of 2011, the largest of which is Treanda®.

Sales of Treanda® amounted to $287 million.

Women’s Health Products

Our global women’s health branded medicines had revenues of $220 million in the six months ended June 30, 2012, a decrease of 1% from $222 million in the comparable period of 2011.

All Others

OTC

Our sales relating to the joint venture with P&G for the first six months of 2012 amounted to $415 million, increase of 14%, including sales of OTC products in the United States to P&G, which commenced in the fourth quarter of 2011, pursuant to a manufacturing agreement. In the comparable period of 2011 our OTC sales were $365. In local currency terms, sales grew by 21%.

PGT Healthcare’s in-market sales for the first six months of 2012 amounted to $625 million.

Other Revenues

In the first six months of 2012, our revenues in this category amounted to $427 million, up slightly from $413 million in the comparable period of 2011. This increase was partially offset by deduction of sales of our pharmacy chain in Peru, which was sold in February 2011, and foreign exchange fluctuations.

Other Income Statement Line Items

Gross Profit

Gross profit amounted to $5,266 million in the first six months of 2012, compared to $4,388 million in the comparable period of 2011. Gross margin was 52.2% in the first six months of 2012, compared to 52.9% for the comparable period of 2011.

Research and Development (R&D) Expenses

Net R&D spending for the first six months grew by 22% over the comparable period of 2011 and reached $590 million. This increase was primarily driven by the inclusion of Cephalon R&D.

Selling and Marketing Expenses

Selling and marketing expenses, which represented 18.9% of net sales, amounted to $1,909 million in the first six months of 2012, as compared to 19.7% of net sales and $1,636 million in the comparable period of 2011.

General and Administrative (G&A) Expenses

G&A expenses were $628 million in the first six months of 2012, or 6.2% of net sales, compared to $505 million, or 6.1% of net sales for the same period in 2011. Expenses in the comparable period were lower due to gains from the sale of our Peruvian pharmacy chain.

Legal Settlements, Acquisition, Restructuring and Other Expenses and Impairment

Legal settlements, acquisition, restructuring and other expenses and impairment were $204 million in the first six months of 2012, as compared to $301 million in the first six months of 2011.

Operating Income

Operating income reached $1,935 million in the first six months of 2012, compared to $1,464 million in the first six months of 2011. As a percentage of sales, operating margin was 19.2% as compared to 17.7% in the comparable period of 2011.

Financial Expenses

Net financial expenses for the first six months of 2012 were $167 million, compared with $18 million during the first six months of 2011.

Tax

The provision for taxes for the first six months of 2012 amounted to $30 million on pre-tax income of $1,768 million, as compared with $76 million on pre-tax income of $1,446 million in the comparable period of 2011.

The tax rate for the first six months of 2012 is low due to tax benefits as a result of mergers between recently acquired companies and our subsidiaries and due to the release of reserves for uncertain tax positions. We expect a higher annual tax rate for 2012 compared to the annual tax rate in 2011, primarily as a result of the Cephalon acquisition and the impact of the change in the geographical mix and type of products expected to be sold during 2012 as compared to 2011.

Net Income and Share Count

Net income attributable to Teva for the six months ended June 30, 2012 totaled $1,722 million, compared to $1,337 million in the comparable period of 2011. Diluted earnings per share was $1.96 for the first six months of 2012, compared to $1.49 for the comparable period of 2011. Net income attributable to Teva as a percentage of sales was 17.1% in the first six months of 2012, compared to 16.1% in the comparable period of 2011.

For the first six months of 2012, the weighted average fully diluted share count was 878 million, as compared to 899 million for the first six months of 2011.

Supplemental Non-GAAP Income Data

The tables below present supplemental data, in U.S. dollar terms, as a percentage of net revenues and the change by item as a percentage of the amount for the comparable period, which we believe facilitates an understanding of the factors affecting our business.

In these tables, we exclude the items listed below in the respective time periods:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	U.S. dollars in millions
Amortization of purchased intangible assets	275	162	689	320
Restructuring, acquisition and other expenses	48	48	91	70
Costs related to regulatory actions taken in facilities	40	45	78	95
Impairment of long-lived assets	8	3	95	14
Inventory step-up	7	15	63	25
Expense (income) in connection with legal settlements and reserves	(1)	221	18	217
Net of corresponding tax benefit	(123)	(86)	(339)	(158)

The data so presented — after these exclusions — are the results used by management and our board of directors to evaluate our operational performance, to compare against work plans and budgets, and ultimately to evaluate the performance of management. For example, each year we prepare detailed work plans for the next three succeeding fiscal years. These work plans are used to manage the business and are the plans against which management’s performance is measured. All such plans are prepared on a basis comparable to the presentation below, in that none of the plans take into account those elements that are factored out in our non-GAAP presentations. In addition, at quarterly meetings of the Board at which management provides financial updates to the Board, presentations are made comparing the current fiscal quarterly results against: (a) the comparable quarter of the prior year, (b) the immediately preceding fiscal quarter and (c) the work plan. Such presentations are based upon the non-GAAP approach reflected in the table below. Moreover, while there are always qualitative factors and elements of judgment involved in the granting of annual cash bonuses, the principal quantitative element in the determination of such bonuses is performance targets tied to the work plan, and thus tied to the same non-GAAP presentation as is set forth below.

In arriving at our non-GAAP presentation, we have in the past factored out items, and would expect in the future to continue to factor out items, that either have a non-recurring impact on the income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not singled out, potentially cause investors to extrapolate future performance from an improper base. While not all inclusive, examples of these items include: legal settlements and reserves, purchase accounting expense adjustments related to acquisitions, including adjustments for write-offs of R&D in-process, amortization of intangible assets and inventory “step-ups” following acquisitions; changes in the fair value of contingent consideration related to business combination; restructuring expenses related to efforts to rationalize and integrate operations on a global basis; material tax and other awards or settlements — both in terms of amounts paid or amounts received; impairment charges related to intangible and other assets such as intellectual property, product rights or goodwill; the income tax effects of the foregoing types of items when they occur; and costs related to regulatory actions taken at our facilities (such as uncapitalized production costs, consulting expenses or write-offs of inventory related to remediation). Included in restructuring expenses are severance, shut down costs, contract termination costs and other costs that we believe are sufficiently large that their exclusion is important to understanding trends in our financial results.

These data are non-GAAP financial measures and should not be considered replacements for GAAP results. We provide such non-GAAP data because management believes that such data provide useful information to investors. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management assesses our performance. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period, such as the effects of acquisition, merger-related, restructuring and other charges, and may not provide a comparable view of our performance to other companies in the pharmaceutical industry.

Investors should consider non-GAAP financial measures in addition to, and not as replacements for, or superior to, measures of financial performance prepared in accordance with GAAP.

The following table presents the GAAP measures, the corresponding non-GAAP amounts and related non-GAAP adjustments for the applicable periods:

		Three months ended June 30, 2012				Three months ended June 30, 2011
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues

	Gross profit (1)	2,657	314	2,971	59%	2,200	212	2,412	57%

	Operating income (1)(2)	1,007	377	1,384	28%	597	494	1,091	26%
	Net income attributable to Teva (1)(2)(3)	863	254	1,117	22%	576	408	984	23%
	Earnings per share attributable to Teva - Diluted (4)	0.99	0.29	1.28		0.64	0.46	1.10

(1)	Amortization of purchased intangible assets		267				152
	Costs related to regulatory actions taken in facilities		40				45
	Inventory step-up		7				15

	Gross profit adjustments		314				212
(2)	Restructuring, acquisition and other expenses		48				48
	Amortization of purchased intangible assets		8				10
	Impairment of long-lived assets		8				3
	Expense (income) in connection with legal settlements and reserves		(1)				221

			63				282

	Operating profit adjustments		377				494

(3)	Tax benefit		(123)				(86)

	Net income adjustments		254				408

(4)	The weighted average number of shares was 873 and 896 million for the three months ended June 30, 2012 and 2011, respectively. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

		Six months ended June 30, 2012				Six months ended June 30, 2011
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues

	Gross profit (1)	5,266	810	6,076	60%	4,388	423	4,811	58%

	Operating income (1)(2)	1,935	1,034	2,969	29%	1,464	741	2,205	27%
	Net income attributable to Teva (1)(2)(3)	1,722	695	2,417	24%	1,337	583	1,920	23%
	Earnings per share attributable to Teva - Diluted (4)	1.96	0.79	2.75		1.49	0.65	2.14

(1)	Amortization of purchased intangible assets		669				303
	Costs related to regulatory actions taken in facilities		78				95
	Inventory step-up		63				25

	Gross profit adjustments		810				423

(2)	Impairment of long-lived assets		95				14
	Restructuring, acquisition and other expenses		91				70
	Amortization of purchased intangible assets		20				17
	Expense in connection with legal settlements and reserves		18				217

			224				318

	Operating profit adjustments		1,034				741

(3)	Tax benefit		(339)				(158)

	Net income adjustments		695				583

(4)	The weighted average number of shares was 878 and 899 million for the six months ended June 30, 2012 and 2011, respectively. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

Non-GAAP Tax

The provision for non-GAAP taxes for the first six months of 2012 amounted to $369 million of pre-tax non-GAAP income of $2,802 million. The provision for taxes in the comparable period of 2011 was $234 million on pre-tax income of $2,187 million.

The tax rate for the first six months of 2012 is low due to tax benefits as a result of mergers between recently acquired companies and our subsidiaries and due to the release of reserves for uncertain tax positions. We expect a higher annual tax rate for 2012 compared to the annual tax rate in 2011, primarily as a result of the Cephalon acquisition and the impact of the change in the geographical mix and type of products expected to be sold during 2012 as compared to 2011.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. To facilitate the understanding of our business activities, certain accounting policies that are important to the presentation of our financial condition and results of operations and that require management’s subjective judgments are described in our Annual Report on Form 20-F for the year ended December 31, 2011. We base our judgments on our experience and various assumptions that we believe to be reasonable under the circumstances. The most significant estimates that we make on an ongoing basis relate to revenue recognition, sales reserves and allowances, income taxes, contingencies, inventories and valuation of intangible assets, marketable securities and long-lived assets, including reassessment of useful lives. Please refer to Note 1 to the Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2011 for a summary of all significant accounting policies.

Recently Adopted and Issued Accounting Pronouncements

See the Notes to the Condensed Consolidated Financial Statements included in this report.

Impact of Currency Fluctuations and Inflation

Because our results are reported in U.S. dollars, changes in the rates of exchange between the U.S. dollar and the local currencies in the markets in which we operate (primarily the euro, new Israeli shekel, Russian ruble, Japanese yen, Hungarian forint, Canadian dollar, British pound sterling, and certain Latin American currencies) affect our results.

When compared with the second quarter of 2011, certain currencies relevant to our operations decreased in value against the U.S. dollar: the euro by 11%, the new Israeli shekel by 10%, the Canadian dollar by 4%, the British pound sterling by 3%, the Russian ruble by 10%, and the Hungarian forint by 19%. These were partially offset by an increase in value of the Japanese yen by 2%. All comparisons are on a quarterly average to quarterly average basis.

As a result, exchange rate movements during the second quarter of 2012 as compared to the second quarter of 2011 negatively affected overall revenues by approximately $236 million. We also recorded lower expenses due to these currency fluctuations and, as a result, changes in exchange rates had a negligible impact on our operating income.

Exchange rates also had a significant impact on our balance sheet, as approximately 60% of our net assets in the quarter (including both non-monetary and monetary assets), were in currencies other than the U.S. dollar. When compared with the first quarter of 2012, changes in currency rates had a negative impact of $0.8 billion on our equity, mainly due to the decrease in value against the U.S. dollar of the euro by 5%, the Swiss franc by 5%, the Czech koruna by 8%, the Polish zloty by 8%, and the Canadian dollar by 2%; All comparisons are on the basis of end of quarter rates.

Liquidity and Capital Resources

Total assets amounted to $48.9 billion at June 30, 2012, compared to $50.5 billion at March 31, 2012. The decrease was mainly due to the negative impact of foreign currency fluctuations and a lower debt level mainly due to debt repayments.

Our working capital balance, which includes accounts receivable, inventories and other current assets net of sales, reserves and allowances (“SR&A”), accounts payable and other current liabilities, was $4.4 billion at June 30, 2012, compared to $4.6 billion at March 31, 2012.

Inventory balances at both June 30, 2012 and March 31, 2012 amounted to $5.3 billion. At June 30, 2012, inventory days were 207 compared to 189 at March 31, 2012.

Accounts receivable at June 30, 2012, net of SR&A, was $0.8 billion, compared to $1.5 billion at March 31, 2012. The decrease in accounts receivables was mainly due to high collection rates in several countries. Days sales outstanding (receivables) (“DSO”), net of SR&A, were 21 days at June 30, 2012 compared to 30 at March 31, 2012.

We are monitoring closely, on an ongoing basis, the accounts receivable balances in countries which based on our internal assessment are experiencing significant economic stress, and are taking action to limit our exposure in these countries.

Although we record receivables on a gross basis, and record a large percentage of SR&A as a liability, we have used a net figure for the calculation of DSO in order to facilitate a more meaningful comparison with some of our peers, which record receivables net of these reserves.

Accounts payable and accrual days decreased from 90 days at March 31, 2012 to 79 days at June 30, 2012. Accounts payable days are calculated based on the average payables balance of the previous and current quarters, divided by operating expenses, including cost of sales. The decrease in accounts payables days was mainly due to legal settlements payments and tax payments made during the quarter.

Investment in property, plant and equipment in the second quarter of 2012 was approximately $254 million, compared to $226 million in the comparable quarter last year. Depreciation amounted to $106 million in the second quarter of 2012, compared to $60 million in the comparable quarter of 2011. The increase is mainly due to the acquisitions of Cephalon and Taiyo.

Cash and cash equivalents, short term and long term investments at June 30, 2012 remained stable at $1.8 billion compared to $1.7 billion at March 31, 2012. Of this June 30, 2012 balance, $431 million were equity securities; Cash generated during this quarter was mainly used for debt repayment, dividend payments and share repurchases.

2012 Debt Movements

At June 30, 2012, we had $14.0 billion of debt, compared to $14.5 billion at March 31, 2012. The decrease is mainly due to debt repayments and new debt raised ($0.4 billion net), as well as changes in foreign exchange rates which decreased debt levels by $0.1 billion when taking into account the effects of hedging transactions on our debt.

During the quarter we borrowed approximately $3.0 billion of long term debt and repaid approximately $3.4 billion of short term debt. As a result we also extended our average debt maturity from approximately 5 years at March 31, 2012 to approximately 6 years at June 30, 2012.

The new debt raised in April includes:

(a)	€1 billion senior notes (equivalent to approximately $1.3 billion) bearing interest of 2.875% due 2019;

(b)	¥100.5 billion (equivalent to approximately $1.2 billion) senior unsecured fixed rate Japanese yen term loan credit agreement for 5 and 7 years bearing 0.99% and 1.42% interest; and

(c)	CHF 450 million (equivalent to approximately $0.5 billion) 1.5% notes due October 2018.

During the quarter we repaid the following debt:

(a)	¥81.3 billion revolver line, (equivalent to approximately $1.0 billion) used to finance the acquisition of Taiyo was fully repaid and canceled in April;

(b)	$1 billion 1.5% bond due in June 2012 issued in connection of the ratiopharm acquisition was repaid in June;

(c)	$700 million of the $1 billion term loan facility used for the acquisition of Cephalon was repaid in June;

(d)	$500 million HSBC credit facility was fully repaid and canceled in April; and

(e)	$200 million of other loans, mainly from Israeli banks, were repaid.

Following the above described refinancing, our debt at June 30, 2012 is denominated in the following currencies: 61% USD, 24% Euro, 12% JPY and 3% CHF.

While most of our debt bears fixed rates of interest, certain of our debt consists of floating-rate bank loans. These borrowings, which are in currencies other than Israeli shekel, are usually linked to the relevant LIBOR plus a spread of 0.2% — 1.5%.

The portion of total debt classified as short term decreased from 30% at March 31, 2012 to 10% at June 30, 2012.

Our financial leverage was stable at 38% at March 31, 2012 and June 30, 2012.

Shareholders’ Equity, Cash Flow and Commitments

Our shareholders’ equity was $22.9 billion at June 30, 2012 compared to $23.2 billion at March 31, 2012. The decrease resulted primarily from the negative impact of changes in currency rates of $847 million, dividend payment of $230 million and share repurchases of $134 million. These impacts were partially offset by our GAAP net income of $863 million.

Cash flow generated from operating activities during the second quarter of 2012 amounted to $1,191 million, compared to $1,324 million in the second quarter of 2011. Quarterly cash flow was mainly influenced by high collections, offset by high payments related to legal settlements which were provided for in previous periods, and to tax.

Cash flow generated from operating activities in the second quarter of 2012, net of cash used for capital investments and dividends paid, amounted to approximately $709 million, a decrease of $188 million from the second quarter of 2011. The decrease resulted mainly from lower cash flow generated from operating activities, higher capital expenditures as well as higher dividend payments.

In Israel, we are exposed to the risk of appreciation of the NIS against the U.S. dollar. Accordingly, in the first quarter of 2012, we entered into hedging transactions to reduce the exposure resulting from excess costs related to payroll denominated in NIS.

In Europe, a significant portion of our profits is at risk due to the continuing depreciation of the euro. In the first quarter of 2012, we entered into hedging transactions to protect our European subsidiaries from exposure resulting from the strengthening of the U.S. dollar against the euro.

In addition to financing obligations under short-term debt and long-term senior notes and loans, debentures and convertible debentures, our major contractual obligations and commercial commitments include leases, royalty payments and participation in joint ventures associated with research and development activities.

We are committed to pay royalties to owners of know-how, partners in alliances and certain other arrangements and to parties that financed research and development, at a wide range of rates as a percentage of sales of certain products, as defined in the agreements. In some cases, the royalty period is not defined; in other cases, royalties will be paid over various periods not exceeding 20 years, commencing on the date of the first royalty payment.

In connection with certain development, supply and marketing, and research and collaboration or services agreements, we are required to indemnify, in unspecified amounts, the parties to such agreements against third-party claims relating to (1) infringement or violation of intellectual properly or other rights of such third party; or (2) damages to users of the related products. Except as described in our financial statements we are not aware of any material pending action that may result in the counterparties to these agreements claiming such indemnification.

Certain of our loan agreements and debentures contain restrictive covenants, mainly the requirement to maintain certain financial ratios. We are currently in compliance with all applicable financial ratios.

Our principal sources of short-term liquidity are our existing cash investments, liquid securities, and available credit facilities; primarily our recent $2.5 billion syndicated revolving line of credit, as well as internally generated funds, which we believe are sufficient to meet our on-going operating needs. Our cash in hand is generally invested in bank deposits as well as liquid securities that bear fixed and floating rates.

RISK FACTORS

Except as set forth below, there are no material changes to the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2011.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to “Quantitative and Qualitative Disclosures About Market Risk” (Item 11) in our Annual Report on Form 20-F for the year ended December 31, 2011.

LEGAL PROCEEDINGS

We are subject to various litigation and other legal proceedings. For a discussion of certain of these matters that we deem to be material to Teva, see “Contingencies,” Note 13 to the consolidated financial statements included in this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

Date: August 2, 2012	By:	/S/ EYAL DESHEH
	Name:	Eyal Desheh
	Title:	Chief Financial Officer